



2004 Annual Report

# BUILDING PERFORMANCE

# CONTENTS




RFC RURBAN FINANCIAL CORP. 401 Clinton Street • P.O. Box 467 • Defiance, Ohio • www.rurbanfinancial.net

# BUILDING PERFORMANCE

During the past few years, Rurban Financial Corp. devised and implemented a plan for rebuilding the best. We witnessed the rewards of this plan as Rurban Financial Corp. returned to profitability in 2004. Now that asset quality and operational efficiency have been successfully addressed, we can position ourselves for higher growth and performance in the upcoming year.

We saw progress in all lines of our business in 2004 with improvements in each passing quarter. We resolved asset quality issues at The State Bank and Trust Company, positioning the Bank for a strong showing in 2005. In addition, Reliance Financial Services, N.A. and RDSI both posted record years, exceeding 25% return on equity for 2004 with double-digit revenue and net income growth.

We are enthusiastic about the future of Rurban Financial Corp. The accomplishments of 2004 allow us to look forward to building performance in 2005 and beyond – renewing our commitment to our customers, recognizing the dedication of our employees, and rewarding our shareholders with improved returns on their investment.

# OUR MISSION

We are a leading provider of financial services whose mission is to attract, retain and grow profitable customer relationships.

We exist to serve our customers. Our success is dependent on a relentless effort toward:

**BUILDING RELATIONSHIPS** by providing consistent first-class customer experiences;

**BUILDING TEAMS** by maintaining a work environment that will attract and retain quality people;

**BUILDING VALUE** by consistently enhancing shareholder value;

**BUILDING COMMUNITIES** by being a socially responsible citizen in our communities, and by sharing our resources through leadership, support and involvement.



Steven D. VanDemark, Chairman
Kenneth A. Joyce, President and Chief Executive Officer

## TO OUR SHAREHOLDERS

The year 2004 has been one of rebuilding the earnings power of Rurban and placing it on a path to improved performance. We believe that goal has been accomplished and now look to 2005 for performance enhancements combined with a solid level of business growth.

Earnings for fiscal 2004 were $2.7 million, driven by an outstanding improvement in asset quality. We achieved a 65 basis point return on assets for the year, well within the range announced at last year's Annual Meeting. Based on the Company's improved performance, the profitability goal for 2005 will be to work toward a return on assets approximating the median of Ohio banks. We will discuss that goal as part of the presentation at this year's Annual Meeting.

*The Foundation for Progress* was laid in 2003 as we developed policies and procedures for the conduct of our business, putting controls in place to manage the businesses safely and confidently in this enhanced regulatory climate. We completed this initiative in 2004, and are now positioned for growth. We are already implementing the processes and controls to comply with Sarbanes-Oxley, Section 404 requirements. These regulations require the documentation of financial controls that must be certified by an external auditor by the end of 2005. We have structured these compliance activities, and, as a result, we believe we have lowered the risk profile of Rurban. In the process, we believe we have developed a model that will allow us to acquire other organizations not ready to make the necessary investments in compliance.

*Elimination of the Written Agreement.* As a result of the progress we have made building an infrastructure based on quality controls and policies, Rurban was released in the first quarter of 2005 from the regulatory Written Agreement entered into in 2002. We emerge from these restrictions as a much stronger organization. Management can now turn its attention to the execution of strategies that will allow us to grow and enhance profitability.

*Resumption of Dividends in 2005.* This critical step in our progress was the result of the investments we made in 2004. We were pleased to reward our shareholders with the resumption of dividends beginning the first quarter of 2005 based on fourth quarter 2004 earnings. We plan to increase these dividends as earnings grow.

*Improvement in Asset Quality* was another key element contributing to the release of the Written Agreement. This improvement also sets the stage for earnings growth in 2005. We made outstanding progress reducing the level of classified loans by 50% during the course of 2004. The following table illustrates this progress on the two most challenging levels of problem loans, Substandard and Doubtful:

| | $(000) | | |
|---|---|---|---|
| | 12/31/04 | 12/31/03 | Improvement |
| Substandard | $14,964 | $32,482 | $17,518 |
| Doubtful | $10,641 | $18,914 | $8,273 |
| Totals | $25,605 | $51,396 | $25,791 |

## 2004 – A YEAR OF BUILDING PERFORMANCE *continued*

*Capital Levels show continued improvement,* driven by improved earnings and the reduction of problem assets. We have accumulated an excess of capital as we resolved past asset problems. We plan to use this excess capital for acquisitions of various business units that will add to Rurban's franchise value and future earnings stream, assuming we are able to identify appropriate acquisition candidates and negotiate favorable acquisition terms. These capital levels are substantial compared to regulatory-defined "well capitalized" levels as of December 31, 2004:

| | Tier 1 Capital To Risk Weighted Assets | Total Capital To Risk Weighted Assets |
|---|---|---|
| Regulatory-Defined "Well Capitalized" | 6.0% | 10.0% |
| The State Bank and Trust Company | 14.0% | 15.3% |
| Rurban Financial Corp. | 20.7% | 22.0% |

*A Sales Philosophy is being built* within the banking organization and strengthened in the trust company. We are building this philosophy based on the concept that "sales is service," recognizing that our bankers are remiss if we are not bringing products to customers that could potentially benefit them. We are not adopting a "product of the month" approach or a "one product fits all" sales plan. Our staff is working to identify the needs of clients and recommending products that will create more wealth, provide greater flexibility or time-savings, and save money for our clients. One of our primary markets is small to mid-sized businesses. We are working to bring wealth management products to these business owners and to our personal banking clients. Reliance's trust expertise makes this a natural opportunity to help build our clients' wealth, and to grow Rurban's fee income.

## RURBAN'S GROWTH COMPANIES

*Growth from Rurban's Non-Banking Companies was exceptional.* Both of Rurban's non-banking entities – Reliance Financial Services, N.A., the trust company, and RDSI, the data processing company – completed a record 2004. Both companies' return on equity exceeded 25%; revenue and bottom-line growth were double-digit.

*The State Bank and Trust Company reported net income of $1.5 million* based on 2004 average assets of $395 million. The Bank continued to recover from the credit problems it encountered beginning in late 2001. We expect the Bank's profitability to improve in 2005 and anticipate that the Bank will approach the median range of profitability for publicly-traded banks in Ohio. We believe asset growth, combined with low-cost core funding, asset quality improvement and improved operating efficiencies, together should raise earnings to these levels.

*Banking acquisitions will be a priority in 2005.* With the release of the Written Agreement, Rurban is now in a position to put our excess capital to work. We will be reviewing appropriate whole-bank acquisition opportunities as they arise, as well as, the purchase of branches that complement our branch network. Among the criteria for acquisitions will be immediate accretion to earnings excluding transaction costs.

*Reliance Financial Services, N.A. revenue grew by 17% for 2004, and net income increased by 39%.* Operating efficiencies begun in 2003 had a positive impact on net income in 2004. Reliance also experienced sound growth in managed assets, which increased by $12 million to $347 million. A number of product innovations provided this growth momentum, as well as, managed asset growth that exceeded the market indices. We are pleased with Reliance's performance this past year, and we expect growth to be strong in 2005 with the addition of several new products and services combined with the prospect of a promising equity market.

*Rurbanc Data Services, Inc. ("RDSI") grew revenue by 17% for 2004 and net income by 28%.* Double-digit growth has been the norm for RDSI over the past five years, and we expect to continue top-line growth for this subsidiary in 2005. The strong 2004 performance for RDSI was also aided by a number of one-time events, such as tax reduction strategies. We anticipate slower bottom-line growth in 2005 as we make additional investments in hardware, software, and facilities that will provide the momentum for continued strong growth in future years.

## 2005 AND BEYOND – THE HIGH PERFORMANCE YEARS

We believe that Rurban's performance will continue to improve in 2005. We plan for 2005 to be the base year as we target performance matching the median profitability for Ohio banks. As we exit the credit problems of the past few years, we anticipate that Rurban's banking subsidiary will return to strong net income growth. We expect that pattern to continue into future years based on the sound infrastructure we established to support growth, with only minimal additional investment required. We are excited about expansion into other areas of Northwest Ohio. We believe that we have a business model that operates successfully and efficiently, allowing profitable acquisitions of banks and branches.

Our non-banking subsidiaries should continue their growth in 2005. We will be looking for acquisition opportunities for RDSI, as there is considerable ability to gain scale within that industry. However, data processing acquisitions are scarce, even more so than banking acquisitions. We anticipate that our trust company subsidiary will grow from continued sound management, equity market growth, new products and services, and the benefit of expanding our banking footprint through acquisitions.

We look forward to the future, which remains very bright for Rurban Financial Corp.

Steven D. VanDemark, Chairman

Kenneth A. Joyce, President and CEO



## WHO WE ARE:

The State Bank and Trust Company is a community bank that has been serving customers since 1902. A locally owned and operated bank serving northwestern Ohio, The State Bank has 11 banking centers offering a full line of banking services. We also offer trust and financial services through a wholly-owned subsidiary, Reliance Financial Services, N.A.

## HOW THE STATE BANK AND TRUST COMPANY IS BUILDING PERFORMANCE:

- Improving overall profitability.
- Creating a solid base of quality earning assets.
- Monitoring and minimizing operating expenses.
- Creating future growth opportunities.
- Building strong client relationships.
- Maintaining world-class policies and procedures.


THE BANK
THE STATE BANK AND TRUST COMPANY

## ACCOMPLISHMENTS OF 2004

This year, State Bank and Trust focused on the future, putting the systems, procedures and products in place to ensure a bright future for the Bank and our shareholders.

**PEOPLE**
State Bank and Trust has always been focused on people, both customers and employees. Throughout 2004, the Bank endeavored to improve our customer service performance and efficiency. Employee training and staff reorganization efforts worked toward this goal.

**POLICIES AND PROCEDURES**
We have tested, reviewed and improved all the policies and procedures of State Bank and Trust. We now have systems in place equal to those of banks many times our size, and our entire staff understands and values the importance of following proper procedures. The work has been rewarded with favorable reviews from internal and external auditors, as well as the lifting of the Written Agreement imposed on the Bank in 2002 by state and federal regulators. State Bank and Trust can now turn our attention to further implementing these changes for the benefit of our customers and shareholders.

**THE BOTTOM LINE**
After restructuring, our balance sheet is now appropriate for our size. The mix of assets and liabilities is well matched, with quality and strength the primary objectives. Non-performing assets decreased in 2004 from $8,177,000 to $4,424,000. In addition there was a reduction of "weighted classified assets" from 25.35% to 11.29%. Delinquent loans improved from 3.14% to 2.29%. Best of all, Risk Based Capital increased to 15.25%. Core profitability improved month by month and net income grew over 2004. Net interest spread increased from 2.95% to 3.54% and non-interest income continues to be strong. All in all, we feel very positive about The State Bank and Trust Company's performance in 2004.

## OUR VALUE PROPOSITION

**YOUR PARTNER IN SUCCESS.** While this may seem like a simple phrase, it accurately describes our relationship with our clients. We have renewed our commitment to protecting and growing the wealth of our clients' families and businesses by providing expert financial solutions.

## PERFORMANCE GOALS FOR 2005 AND BEYOND

We believe the best way to find success is to prepare for it. Our goals for the future focus on laying a strong foundation for growth in several areas.

We anticipate increased profitability through continued expense control and efficiency improvements. We have a strong capital base which allows us to increase our earnings base. We also expect to expand our lending efforts and continue to develop our lending staff. We are poised to benefit from the current rising interest rate environment. Careful management of deposit costs combined with rising loan rates will improve our net interest spread, while an increased outstanding loan ratio will provide a higher net interest income in 2005.

State Bank and Trust will reinvest in infrastructure as well, including a program of facility upgrades that will improve the appearance of our branches. It's vital for any bank to stay competitive in this electronic age, so significant capital will be invested in technology upgrades. These include new teller systems and continued improvements in electronic banking options. Investments will also be made to ensure that we are able to meet all the requirements of Check 21 legislation. RDSI is assisting in this endeavor.

Of course, as a local bank, State Bank and Trust's plans include staying active in the communities we serve. Such a presence not only builds a positive image in the community, but helps to build our client base. Another positive relationship we will continue to build is with all state and national regulatory agencies. Through attention to core competencies of our staff and policy and procedure reviews, we will put everything in place to become a high-performing bank in the near future.


RELIANCE
FINANCIAL SERVICES, N.A.

## WHO WE ARE:

Reliance Financial Services specializes in providing trust and financial services for individuals who are looking to grow, manage and protect their wealth and assets. We also offer services such as employee benefits, financial planning and more.

## HOW RELIANCE FINANCIAL SERVICES IS BUILDING PERFORMANCE:

- Achieving record growth in net income.
- Continuing sales growth.
- Closely monitoring expenses.
- Exceeding investment return goals.
- Focusing on customer relationships and satisfaction.

# ACCOMPLISHMENTS OF 2004

Reliance Financial Services, N.A. and the company's local team of trust specialists surpassed goals set for 2004.

**ELEMENTS OF SUCCESS**
We are proud that 2004 was a record year of growth in net income. Of course, the positive market was a factor, but other key elements of success included continued sales growth and a close monitoring of expenses. Throughout the year, we never lost sight of what we were working toward or how to get there.

**CUSTOMER SATISFACTION**
In the investment services business, customer satisfaction is a direct reflection of clients' investment returns. So while we did focus on providing the very best in service, our clients are also satisfied with their returns, which exceeded investment index benchmarks. Again, while the market played a vital role, the diligent approach our financial staff takes in managing and diversifying client portfolios makes all the difference. Our experienced specialists know how to satisfy risk management levels while exceeding return expectations.

**NEW OPPORTUNITIES**
Reliance Financial Services introduced the Tactical Asset Allocation Portfolio (TAAP) last year. This proved to be an attractive investment alternative for clients with substantial growth through 2004. It helped round out our vast array of investment opportunities that we offer clients. We expect TAAP to continue to perform well throughout 2005 and beyond.

# OUR VALUE PROPOSITION

**GROWING AND PRESERVING WEALTH.** Reliance Financial Services is positioned to grow and preserve wealth for our clients with sound advice, quality products and a local staff of experts. We gain a deep satisfaction helping our clients achieve financial success and are determined to find solutions to help them grow and preserve wealth. It's our passion – and it shows in our success and the success of our clients.

# PERFORMANCE GOALS FOR 2005 AND BEYOND

The success of 2004 provides a springboard to 2005. We look forward to the new year and the opportunities it presents.

Of course the main goal of Reliance Financial Services is to help our clients meet their financial goals. We plan to continue finding innovative solutions to help our clients grow and preserve their wealth.

As part of our commitment to our clients, we have identified four primary initiatives for 2005 and beyond. We will be concentrating on Wealth Management, Retirement Planning and Management, Investment Management and providing trust operations services to other financial institutions. These areas will see an increase in marketing efforts, as well as, investments in time and resources. We believe these are the areas that best represent opportunity for growth and client satisfaction in the years to come.



## WHO WE ARE:

RDSI Banking Systems is one of the largest regional providers of financial data processing services for the banking industry.

## HOW RDSI IS BUILDING PERFORMANCE:

- Forming partnerships with our clients rather than simply serving them. By getting to know clients and their businesses, we're able to provide the software and processing products they need, now and in the future.
- Providing unparalleled customer service at every level to better respond to clients' needs and requests.
- Building a highly developed infrastructure that is designed for expansion.



# ACCOMPLISHMENTS OF 2004

Technology has become a cornerstone of banking. By providing advanced, reliable, secure and fast technological services to our clients, RDSI has earned a reputation as the region's premier single-source technological partner. This, combined with our commitment to excellence and service at all levels, has allowed us to grow, adding new banks to our client roster, expanding markets to our service region, enhancing services to our capabilities, and offering more options to our clients.

**EXPANDED SERVICES**

RDSI continued to expand our item processing/imaging services. We developed and implemented a strategy to capitalize on the newly implemented Check 21 legislation, which allows for electronic exchange of checks without the physical documents. Check 21 presents us with the opportunity to reach out to new and existing clients by providing the necessary check image services now required. New remote item image capture centers were opened in Columbus, Ohio, and Holland, Michigan, to provide this service to banks in those areas.

**NEW CLIENTS**

RDSI added several new clients – Andover Bank of Andover, National Bank of Montpelier, First National Bank of Bellevue, Kingston National Bank of Kingston, Ohio, and Macatawa Bank of Holland, Michigan.

Once again the company has expanded our market region with the signing of Lincoln State Bank of Rochelle, Illinois. RDSI now has a presence in five states in the Midwest, and we look forward to discovering new opportunities to serve banks throughout Illinois.

**TECHNOLOGICAL ADVANCEMENTS**

One of the ways in which RDSI is building performance is by staying ahead of changing technology. This allows us to better serve our clients while also continuing to prepare for the future. In 2004 the company installed a new enterprise server, which increased capacity by 63%, allowing us to provide even more services to more banks. In addition, application servers and network switches were added to expand communication capabilities to our clients.

The implementation of new software provides greater functionality for RDSI customers. Through a partnership with Information Technology, Inc. (ITI), RDSI now offers our clients Next Generation Premier (NGP), a browser-based software system that gives clients added functionality and ease of use.

# OUR VALUE PROPOSITION

**FOCUS ON THE CUSTOMER.** Our value proposition can be broken down into four critical roles we fill for our clients: technology leader, secure provider, trusted advisor and best overall value. It is vital for banks to know that they can rely on RDSI to fulfill all of these roles.

# PERFORMANCE GOALS FOR 2005 AND BEYOND

Through changes and positioning completed in 2004, RDSI is now poised to make 2005 a year of growth and additional shareholder value. The company plans to focus on several specific areas to achieve this growth.

First, we will again look to our item and imaging services to help retain clients and attract new ones. As changes are made throughout the region, we will explore the possibility of adding new remote capture centers.

We envision the Check 21 legislation will provide new opportunities, mainly by extending our services into remote areas. This will lower costs for our customers while allowing us to expand both our services and our market area.

One area that has high potential for expansion is the western region of RDSI's market area. The year 2004 saw the signing of our first bank in Illinois, which we believe will serve as a springboard for the company to become a technology partner with many other banks throughout the state.

Finally, our new Defiance, Ohio, facility has the potential to substantially change our entire operation through increased overall efficiency. Greater efficiency leads to expanded services and products for client banks. And that, in turn, will help lead to greater returns and rewards in 2005 and beyond.

# OFFICERS AND DIRECTORS



Front Row:
Thomas Buis, J. Michael Walz, Eric Hench

Back Row:
Rita Kissner, Richard Hardgrove, Robert Fawcett, Thomas Callan, John Fahl, Kenneth Joyce, Steven VanDemark, and John Compo

## RURBAN FINANCIAL CORP. DIRECTORS

STEVEN D. VANDEMARK
Chairman of the RFC Board
General Manager
The Defiance
Publishing Company

THOMAS A. BUIS
Independent Consultant
Retired Insurance Agent

THOMAS M. CALLAN
President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

JOHN FAHL
Retired
Cooper Tire
and Rubber Company

ROBERT A. FAWCETT, JR.
Insurance Agent
Fawcett, Lammon, Recker
and Associates Ins. Agency Inc.

RICHARD L. HARDGROVE
Retired
President and
Chief Executive Officer
Sky Bank
Deputy Superintendent
of Banks, Ohio

ERIC C. HENCH
Chairman and
Chief Executive Officer
Chief Supermarkets, Inc.

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

RITA A. KISSNER
Retired
Mayor of Defiance

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

## RURBAN FINANCIAL CORP. OFFICERS

KENNETH A. JOYCE
President and
Chief Executive Officer

JAMES E. ADAMS
Executive Vice President
Chief Financial Officer

CYNTHIA E. BATT
Senior Vice President
Risk Manager

GREGORY W. KLEAR
Senior Vice President
Internal Auditor

JOHN M. MATEY
Senior Vice President
Chief Credit Officer

KEETA J. DILLER
Vice President
Corporate Secretary

## THE STATE BANK AND TRUST COMPANY

**DIRECTORS**

STEVEN D. VANDEMARK
Chairman of the SBT Board
General Manager
The Defiance Publishing Company

THOMAS A. BUIS
Independent Consultant
Retired Insurance Agent

THOMAS M. CALLAN
President
Defiance Stamping Company

JOHN R. COMPO
Chairman and President
Compo Corporation

ROBERT W. CONSTIEN
President and
Chief Executive Officer

JOHN FAHL
Retired
Cooper Tire
and Rubber Company

ROBERT A. FAWCETT, JR.
Insurance Agent
Fawcett, Lammon, Recker and
Associates Ins. Agency Inc.

RICHARD L. HARDGROVE
Retired
President and
Chief Executive Officer
Sky Bank
Deputy Superintendent
of Banks, Ohio

ERIC C. HENCH
Chairman and
Chief Executive Officer
Chief Supermarkets, Inc.

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

LEE W. KAEMMING
Retired

RITA A. KISSNER
Retired
Mayor of Defiance

JOHN H. MOORE
Retired

THOMAS L. SAUER
President
City Beverage Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

## PAULDING COUNTY ADVISORY BOARD

FLOYD F. FURROW
Manager
Paulding-Putnam
Electric Cooperative

JOHN HENRY KAUSER
President
Kauser Trucking, Inc.

JOHN H. MOORE
Retired

JAMES A. STAHL
Partner
Stahl-Phlipot Insurance Agency

REX L. WILLIAMSON
President
Williamson Insurance Agency

**OFFICERS**

ROBERT W. CONSTIEN
President and
Chief Executive Officer

JAMES E. ADAMS
Executive Vice President
Chief Financial Officer

HENRY R. THIEMANN
Executive Vice President
Chief Operating Officer

DEAN J. MILLER
Executive Vice President
Senior Lender

CYNTHIA E. BATT
Senior Vice President
Compliance and
Bank Secrecy Officer

DUANE L. SINN
Senior Vice President
Financial Analysis Manager

MICHELLE R. BAKER
Vice President
Human Resources Manager

BRENT L. BEARD
Vice President
Controller

KEETA J. DILLER
Vice President
Accounting Supervisor

KIM M. GILMORE
Vice President
Operations Supervisor

MARC H. BEACH
Assistant Vice President
Facilities Manager

CONNIE S. GRUENHAGEN
Assistant Vice President
Payment Systems Supervisor

JOHN A. PERO
Assistant Vice President
Information Technology Manager
and Security Officer

CAROL M. ROBBINS
Assistant Vice President
Accountant

SARAH S. MEKUS
Officer
Corporate Secretary

## AGRICULTURAL BANKING

TIMOTHY P. MOSER
Senior Vice President
Agricultural Lending Manager

JOHN T. CHASE
Assistant Vice President
Agricultural Lending Officer

RITA M. SWITZER
Assistant Vice President
Agricultural Financial Services

# OFFICERS AND DIRECTORS

## COMMERCIAL BANKING

DAVID A. BOYD
Executive Vice President
Commercial Lending Manager

RODGER G. MARTIN
Senior Vice President
Business Development Manager

GARY L. BOSTELMAN
Vice President
Commercial Lending Officer

JOSEPH W. DAMMAN
Vice President
Commercial Lending Officer

JONATHAN R. GATHMAN
Vice President
Commercial Lending Officer

ROY A. WILLIAMS
Vice President
Commercial Lending Officer

## CREDIT ADMINISTRATION

ROBERT L. FINTEL
Senior Vice President
Credit Administration Manager

ARNOLD H. RUHE
Vice President
Collections and Resource Recovery Officer

SUSAN A. ERHART
Assistant Vice President
Mortgage Loan Underwriter

DAWN M. HUTCHESON
Assistant Vice President
Loan Accounting Manager

KAREN F. MCLAUGHLIN
Assistant Vice President
Loan Servicing Supervisor

## RETAIL BANKING

DOUGLAS L. TUSSING
Senior Vice President
Retail Administrator

CURTIS J. ALDRICH
Assistant Vice President
Electronic Banking Manager

ROSALIND L. ALLEN
Assistant Vice President
Community Office Manager
Lyons Banking Center

RONALD B. COLES
Assistant Vice President
Residential Mortgage Loan Manager

LOIS F. CURRY
Assistant Vice President
Community Office Manager
Ney Banking Center
Northtowne Banking Center
CRA Officer

THERESA M. GINEMAN
Assistant Vice President
Community Office Manager
Main Banking Center

DIANNE T. JONES
Assistant Vice President
Community Office Manager
Paulding Banking Center

CHRISTOPHER L. MULKEY
Assistant Vice President
Consumer Lending Manager

MARGARET S. THOMPSON
Assistant Vice President
Branch Operations Administrator

NICHOLE T. WICHMAN
Assistant Vice President
Community Office Manager
Chief Market Square Banking Center
Residential Mortgage Lender

KRISTEN K. ANDREWS
Officer
Community Office Manager
East Banking Center

AMY J. KAUSER
Officer
Community Office Manager
Oakwood Banking Center
Residential Mortgage Lender

ELIZABETH J. HENDERSON
Community Office Manager
Delta Banking Center

JEFFREY R. STARNER
Community Office Manager
Wauseon Banking Center

## RELIANCE FINANCIAL SERVICES, N.A.

### DIRECTORS

ROBERT W. CONSTIEN
Chairman of the RFS Board
President and
Chief Executive Officer
The State Bank and Trust Company

THOMAS A. BUIS
Independent Consultant
Retired Insurance Agent

NORMAN J. KLASS
Consultant

JEFFREY D. SEWELL
President and Chief Executive Officer

HENRY R. THIEMANN
Executive Vice President
Chief Operating Officer
The State Bank and Trust Company

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

### OFFICERS

ROBERT W. CONSTIEN
Chairman

JEFFREY D. SEWELL
President and Chief Executive Officer

DAVID A. BELL
Executive Vice President
Trust Support Manager

GREGORY P. FASIG
Executive Vice President
Investment Manager

ROBERT J. HANSON, JR.
Senior Vice President
Client Relationship Manager

DALE M. GROCKI
Vice President
Senior Trust Administrator

ELIZABETH D. ZARTMAN
Vice President
Trust Systems Manager

GWENDOLYN L. ANDERSON
Assistant Vice President
Network Systems Manager
Corporate Secretary

TRACY A. BAUGHMAN
Assistant Vice President
Senior Investment Administrator

PAMELA D. BOYD
Assistant Vice President
Manager, Raymond James
Financial Services, Inc.

FRANCINE K. MATTHEWS
Assistant Vice President
Trust Operations Manager

CHRISTINE R. HUBBARD
Officer

## RDSI BANKING SYSTEMS

### DIRECTORS

KENNETH A. JOYCE
Chairman of the RDSI Board
Chief Executive Officer

DONALD E. DEWITT
Retired

GARY A. KOESTER
President
Koester Metals Inc.

KURT A. KRATZER
President

JOHN W. SCHOCK
President and
Chief Executive Officer
FMS

JEFFREY D. SEWELL
President and
Chief Executive Officer
Reliance Financial Services, N.A.

STEVEN D. VANDEMARK
General Manager
The Defiance Publishing Company

### OFFICERS

KENNETH A. JOYCE
Chairman and
Chief Executive Officer

KURT A. KRATZER
President

JOHN D. WEIMERSKIRK
Chief Operating Officer

JAMES M. BREMER
Executive Vice President
Information Services Manager

JON A. BRENNEMAN
Executive Vice President
Marketing/Sales Manager

DAVID E. HARRINGTON
Senior Vice President
Client Relations Manager

TIMOTHY PEARSON
Senior Vice President
Professional Services Manager

GARY A. SAXMAN
Senior Vice President
Risk/Financial Manager

PETER J. SCHWAGER
Senior Vice President
Item Processing/Imaging Manager

JOSEPH A. BUERKLE
Vice President
Infrastructure Technology Manager

AMY S. EISENHOUR
Vice President
Client Services Manager

TERRANCE L. GORE
Vice President
Client Sales Manager

KAREN L. OSKEY
Vice President
Marketing Administration Manager

DEAN M. STOECKLIN
Vice President
Conversion Manager

CRAIG M. BROWN
Assistant Vice President
Senior Product Specialist

LEON R. ERICKSON
Assistant Vice President
Imaging Manager

RITA A. ERICKSON
Assistant Vice President
Item Processing
Operations Manager

DANIEL D. FERRIS
Assistant Vice President
Project Manager

R. SCOTT LERCH
Assistant Vice President
Network Services Manager

STEPHEN K. RILEY
Assistant Vice President
Computer Operations Manager

STEVEN E. STRUBLE
Assistant Vice President
Client Services
Specialist/Academy Director

VALDA L. COLBART
Corporate Secretary

## RFCBC, INC.

### DIRECTORS

JOHN FAHL
Chairman of the RFCBC Board
Retired
Cooper Tire
and Rubber Company

ERIC C. HENCH
Chairman and
Chief Executive Officer
Chief Supermarkets, Inc.

KENNETH A. JOYCE
President and
Chief Executive Officer
Rurban Financial Corp.

HENRY R. THIEMANN
President and
Chief Executive Officer

J. MICHAEL WALZ, D.D.S.
Defiance Dental Group

### OFFICERS

HENRY R. THIEMANN
President and
Chief Executive Officer

C. ROBERT GREEN, JR.
Senior Vice President
Asset Specialist

JAMES E. ADAMS
Treasurer

KEETA J. DILLER
Corporate Secretary

# FINANCIAL HIGHLIGHTS

Dollars in thousands except per share data

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2004 | 2003 | 2002 | 2001 | 2000 |
| **EARNINGS** | | | | | |
| Interest income | $ 20,028 | $ 27,774 | $ 48,591 | $ 56,519 | $ 56,023 |
| Interest expense | 7,951 | 13,972 | 24,813 | 30,778 | 29,635 |
| Net interest income | 12,077 | 13,802 | 23,778 | 25,741 | 26,388 |
| Provision for loan losses | (399) | 1,202 | 27,531 | 8,733 | 2,100 |
| Non-interest income | 16,691 | 34,687 | 13,779 | 14,162 | 11,273 |
| Non-interest expenses | 25,324 | 28,678 | 30,479 | 28,018 | 26,754 |
| Provision (credit) for income taxes | 1,109 | 6,303 | (7,044) | 899 | 2,721 |
| Net income (loss) | 2,734 | 12,305 | (13,408) | 2,253 | 6,086 |
| **PER SHARE DATA (1)** | | | | | |
| Basic earnings | $ 0.60 | $ 2.71 | $ (2.95) | $ 0.50 | $ 1.35 |
| Diluted earnings | 0.60 | 2.70 | (2.95) | 0.50 | 1.35 |
| Cash dividends declared | N/A | N/A | 0.26 | 0.47 | 0.42 |
| **AVERAGE BALANCES** | | | | | |
| Average shareholders' equity | $ 49,279 | $ 44,599 | $ 44,674 | $ 52,708 | $ 46,627 |
| Average total assets | 417,801 | 549,371 | 791,091 | 722,827 | 665,523 |
| **RATIOS** | | | | | |
| Return on average shareholders' equity | 5.55% | 27.59% | (30.01)% | 4.27% | 13.05% |
| Return on average total assets | 0.65% | 2.24% | (1.69)% | 0.31% | 0.91% |
| Cash dividend payout ratio (cash dividends divided by net income) | N/A | N/A | N/A | 95.80% | 31.02% |
| Average shareholders' equity to average total assets | 11.79% | 8.12% | 5.65% | 7.29% | 7.01% |
| **PERIOD END TOTALS** | | | | | |
| Total assets | $ 415,349 | $ 435,312 | $ 742,317 | $ 746,209 | $ 700,818 |
| Total investments and fed funds sold | 108,720 | 117,699 | 129,109 | 101,140 | 88,905 |
| Total loans and leases | 264,481 | 284,104 | 551,011 | 600,731 | 577,803 |
| Total deposits | 279,624 | 317,475 | 636,035 | 610,860 | 566,321 |
| Notes Payable | 3,080 | 10,328 | 6,000 | 0 | 0 |
| Advances from FHLB | 56,000 | 39,000 | 47,850 | 54,275 | 52,164 |
| Trust Preferred Securities | 10,310 | 10,000 | 10,000 | 10,000 | 10,000 |
| Shareholders' equity | 50,306 | 48,383 | 36,382 | 50,829 | 50,140 |
| Shareholders' equity per share (1) | 11.01 | 10.60 | 7.97 | 11.14 | 11.53 |

(1) Per share data restated for 5% stock dividend declared in 2000 and 2001.

## Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Rurban Financial Corp.
Defiance, Ohio

We have audited the accompanying consolidated balance sheets of Rurban Financial Corp. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rurban Financial Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 11, 2005

# Rurban Financial Corp.
## Consolidated Balance Sheets
## December 31

### Assets

| | 2004 | 2003 |
|---|---|---|
| Cash and due from banks | $ 10,617,766 | $ 14,176,952 |
| Federal funds sold | 0 | 10,000,000 |
| Cash and cash equivalents | 10,617,766 | 24,176,952 |
| Interest-bearing deposits | 150,000 | 260,000 |
| Available-for-sale securities | 108,720,491 | 107,698,595 |
| Loans held for sale | 112,900 | 218,753 |
| Loans, net on unearned income | 264,480,789 | 284,104,311 |
| Allowance for loan losses | (4,899,063) | (10,181,135) |
| Premises and equipment | 7,740,442 | 6,950,090 |
| Federal Reserve and Federal Home Loan Bank stock | 2,793,000 | 2,744,900 |
| Foreclosed assets held for sale, net | 720,000 | 1,390,552 |
| Interest receivable | 1,984,452 | 2,000,732 |
| Deferred income taxes | — | 2,304,264 |
| Goodwill | 2,144,304 | 2,144,304 |
| Core deposits and other intangibles | 542,978 | 644,987 |
| Purchased software | 4,564,474 | 4,195,409 |
| Cash value of life insurance | 9,146,816 | 1,815,070 |
| Other | 6,529,397 | 4,844,088 |
| Total assets | $ 415,348,746 | $ 435,311,872 |



See Notes to Consolidated Financial Statements

# Rurban Financial Corp.

## Consolidated Balance Sheets

### December 31

## Liabilities and Stockholders' Equity

| | 2004 | 2003 |
|---|---|---|
| **Liabilities** | | |
| Deposits | | |
| Demand | $ 37,831,810 | $ 46,084,861 |
| Savings, interest checking and money market | 87,795,630 | 96,721,318 |
| Time | 153,996,874 | 174,668,570 |
| Total deposits | 279,624,314 | 317,474,749 |
| Short-term borrowings | 11,559,151 | 3,923,754 |
| Notes payable | 3,079,656 | 10,327,599 |
| Federal Home Loan Bank advances | 56,000,000 | 39,000,000 |
| Trust preferred securities | 10,310,000 | 10,000,000 |
| Interest payable | 994,114 | 2,347,303 |
| Deferred income taxes | 523,111 | — |
| Other liabilities | 2,952,605 | 3,855,711 |
| Total liabilities | 365,042,951 | 386,929,116 |
| **Commitments and Contingent Liabilities** | | |
| **Stockholders' Equity** | | |
| Common stock, $2.50 stated value; authorized 10,000,000 shares; issued 4,575,702 shares; outstanding 2004 – 4,568,388 shares, 2003 – 4,565,879 shares | 11,439,255 | 11,439,255 |
| Additional paid-in capital | 11,003,642 | 11,009,268 |
| Retained earnings | 28,943,736 | 26,209,444 |
| Unearned employee stock ownership plan (ESOP) shares | — | (163,493) |
| Accumulated other comprehensive income (loss) | (803,189) | 201,082 |
| Treasury stock, at cost | | |
| Common; 2004 – 7,314 shares, 2003 – 9,823 shares | (277,649) | (312,800) |
| Total stockholders' equity | 50,305,795 | 48,382,756 |
| Total liabilities and stockholders' equity | $ 415,348,746 | $ 435,311,872 |

*See Notes to Consolidated Financial Statements*

# Rurban Financial Corp.

## Consolidated Statements of Income
## Years Ended December 31

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Interest Income** | | | |
| Loans | | | |
| Taxable | $ 16,151,220 | $ 24,305,358 | $ 43,126,585 |
| Tax-exempt | 65,711 | 89,356 | 168,188 |
| Securities | | | |
| Taxable | 3,567,819 | 2,805,614 | 4,781,105 |
| Tax-exempt | 164,541 | 172,063 | 219,713 |
| Other | 78,549 | 401,459 | 295,053 |
| Total interest income | 20,027,840 | 27,773,850 | 48,590,644 |
| **Interest Expense** | | | |
| Deposits | 4,554,093 | 10,024,718 | 20,300,799 |
| Notes payable | 386,450 | 596,418 | 247,171 |
| Federal funds purchased | 13,896 | — | 267,344 |
| Federal Home Loan Bank advances | 1,877,284 | 2,276,439 | 2,923,090 |
| Trust preferred securities | 1,118,751 | 1,074,722 | 1,074,577 |
| Total interest expense | 7,950,474 | 13,972,297 | 24,812,981 |
| **Net Interest Income** | 12,077,366 | 13,801,553 | 23,777,663 |
| **Provision (Credit) for Loan Losses** | (399,483) | 1,202,000 | 27,530,583 |
| **Net Interest Income After Provision (Credit) for Loan Losses** | 12,476,849 | 12,599,553 | (3,752,920) |
| **Non-interest Income** | | | |
| Data service fees | 10,478,245 | 8,971,632 | 7,815,589 |
| Trust fees | 3,042,297 | 2,602,270 | 2,468,159 |
| Customer service fees | 1,985,389 | 2,179,036 | 2,617,708 |
| Net gains on loan sales | 40,603 | 415,851 | 758;663 |
| Net realized gains (losses) on sales of available-for-sale securities | 241,008 | 23,632 | (833,515) |
| Loan servicing fees | 367,753 | 394,647 | 402,143 |
| Gain on sale of branches | — | 19,900,945 | — |
| Other | 535,336 | 199,343 | 550,521 |
| Total non-interest income | 16,690,631 | 34,687,356 | 13,779,268 |



*See Notes to Consolidated Financial Statements*

## Rurban Financial Corp.
### Consolidated Statements of Income
### Years Ended December 31

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Non-interest Expense** | | | |
| Salaries and employee benefits | $ 12,993,449 | $ 13,428,366 | $ 15,719,892 |
| Net occupancy expense | 981,700 | 1,183,569 | 1,349,537 |
| Equipment expense | 4,336,573 | 4,201,260 | 3,960,712 |
| Data processing fees | 371,153 | 435,700 | 492,534 |
| Professional fees | 2,252,677 | 4,171,758 | 3,129,592 |
| Marketing expense | 339,968 | 397,137 | 487,754 |
| Printing and office supplies | 423,030 | 472,193 | 755,814 |
| Telephone and communications | 637,528 | 716,227 | 792,168 |
| Postage and delivery expense | 347,494 | 540,339 | 625,173 |
| Insurance expense | 292,418 | 568,946 | 324,530 |
| Employee expense | 796,556 | 951,997 | 1,221,891 |
| State, local and other taxes | 591,142 | 617,036 | 780,515 |
| Other | 960,643 | 993,807 | 838,608 |
| Total non-interest expense | 25,324,331 | 28,678,335 | 30,478,720 |
| **Income Before Income Tax** | 3,843,149 | 18,608,574 | (20,452,372) |
| **Provision (Credit) for Income Taxes** | 1,108,857 | 6,303,342 | (7,044,488) |
| **Net Income (Loss)** | $ 2,734,292 | $ 12,305,232 | $ (13,407,884) |
| **Basic Earnings (Loss) Per Share** | $ 0.60 | $ 2.71 | $ (2.95) |
| **Diluted Earnings (Loss) Per Share** | $ 0.60 | $ 2.70 | $ (2.95) |

*See Notes to Consolidated Financial Statements*

# Rurban Financial Corp.

## Consolidated Statements of Stockholders' Equity
## Years Ended December 31

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Unearned ESOP Shares | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| **Balance, January 1, 2002** | 11,439,255 | $11,013,284 | $ 28,499,026 | $ (512,146) | $ 721,851 | $ (331,938) | $ 50,829,332 |
| Comprehensive income | | | | | | | |
| Net loss | | | (13,407,884) | | | | (13,407,884) |
| Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect | | | | | (56,940) | | (56,940) |
| Total comprehensive income | | | | | | | (13,464,824) |
| Dividends on common stock, $0.26 per share | | | (1,186,930) | | | | (1,186,930) |
| Stock options exercised (1,208 treasury shares) | | (3,551) | | | | 16,924 | 13,373 |
| ESOP shares earned | | | | 191,381 | | | 191,381 |
| **Balance, December 31, 2002** | 11,439,255 | 11,009,733 | 13,904,212 | (320,765) | 664,911 | (315,014) | 36,382,332 |
| Comprehensive income | | | | | | | |
| Net income | | | 12,305,232 | | | | 12,305,232 |
| Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect | | | | | (463,829) | | (463,829) |
| Total comprehensive income | | | | | | | 11,841,403 |
| Stock options exercised (158 treasury shares) | | (465) | | | | 2,214 | 1,749 |
| ESOP shares earned | | | | 157,272 | | | 157,272 |
| **Balance, December 31, 2003** | 11,439,255 | 11,009,268 | 26,209,444 | (163,493) | 201,082 | (312,800) | 48,382,756 |
| Comprehensive income | | | | | | | |
| Net income | | | 2,734,292 | | | | 2,734,292 |
| Change in unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect | | | | | (1,004,271) | | (1,004,271) |
| Total comprehensive income | | | | | | | 1,730,021 |
| Stock options exercised (2,509 treasury shares) | | (5,626) | | | | 35,151 | 29,525 |
| ESOP shares earned | | | | 163,493 | | | 163,493 |
| **Balance, December 31, 2004** | 11,439,255 | $11,003,642 | $ 28,943,736 | $ - | $ (803,189) | $ (277,649) | $ 50,305,795 |



*See Notes to Consolidated Financial Statements*

# Rurban Financial Corp.

## Consolidated Statements of Cash Flows
## Years Ended December 31

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income (loss) | $ 2,734,292 | $ 12,305,232 | $ (13,407,884) |
| Items not requiring (providing) cash | | | |
| Depreciation and amortization | 2,492,661 | 2,310,122 | 2,277,322 |
| Provision (credit) for loan losses | (399,483) | 1,202,000 | 27,530,583 |
| ESOP shares earned | 163,493 | 157,272 | 191,381 |
| Amortization of premiums and discounts on securities | 469,148 | 1,049,838 | 1,963,325 |
| Amortization of intangible assets | 102,009 | 125,790 | 138,284 |
| Deferred income taxes | 3,344,719 | 3,083,200 | (1,334,489) |
| Proceeds from sale of loans held for sale | 5,709,084 | 39,124,752 | 37,748,464 |
| Originations of loans held for sale | (5,562,628) | (38,927,654) | (36,549,810) |
| FHLB Stock Dividends | (93,400) | (120,400) | (141,100) |
| Gain from sale of loans | (40,603) | (415,851) | (758,663) |
| Gain on sale of branches | — | (19,900,945) | — |
| (Gain) loss on sale of foreclosed assets | (33,758) | 248,951 | — |
| Gain on sales of fixed assets | — | (79,084) | — |
| Net realized (gains) losses on available-for-sale securities | (241,008) | (23,632) | 833,515 |
| Changes in | | | |
| Interest receivable | 16,280 | 1,965,989 | 1,674,277 |
| Other assets | (707,055) | 3,218,909 | (6,050,115) |
| Interest payable and other liabilities | (2,256,287) | 237,820 | 1,060,233 |
| Net cash provided by operating activities | 5,697,464 | 5,562,309 | 15,175,323 |
| **Investing Activities** | | | |
| Net change in interest-bearing deposits | 110,000 | — | — |
| Purchases of available-for-sale securities | (88,396,063) | (133,540,054) | (134,355,439) |
| Proceeds from maturities of available-for-sale securities | 62,537,668 | 121,586,538 | 53,890,402 |
| Proceeds from sales of available-for-sale securities | 23,086,736 | 17,634,708 | 81,916,528 |
| Net change in loans | 13,852,870 | 127,071,877 | 59,829,614 |
| Purchase of premises and equipment | (3,652,078) | (2,851,908) | (6,910,438) |
| Proceeds from sales of premises and equipment | — | 1,561,574 | — |
| Purchase bank owned life insurance | (8,000,000) | — | — |
| Proceeds from sale of foreclosed assets | 1,592,373 | 2,577,604 | — |
| Purchase of Federal Home Loan and Federal Reserve Bank stock | (383,300) | — | (291,900) |
| Proceeds from sale of Federal Home Loan Bank stock | 428,600 | 1,041,400 | — |
| Proceeds from assumption of net liabilities in business acquisition | — | — | 40,069,328 |
| Payments for assumption of liabilities in branch sales | — | (74,680,022) | — |
| Net cash provided by investing activities | 1,176,806 | 60,401,717 | 94,148,095 |

*See Notes to Consolidated Financial Statements*

# Rurban Financial Corp.

## Consolidated Statements of Cash Flows
## Years Ended December 31

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Financing Activities** | | | |
| Net increase (decrease) in demand deposits, money market, interest checking and savings accounts | $ (17,178,739) | $ 33,380,843 | $ (43,508,229) |
| Net increase (decrease) in certificates of deposit | (20,671,696) | (121,226,188) | (23,096,882) |
| Net increase in securities sold under agreements to repurchase | 135,397 | 3,923,754 | — |
| Net increase (decrease) in federal funds purchased | 7,500,000 | — | (14,850,000) |
| Proceeds from Federal Home Loan Bank advances | 66,500,000 | 10,000,000 | 5,000,000 |
| Repayment of Federal Home Loan Bank advances | (49,500,000) | (18,850,000) | (11,425,069) |
| Proceeds from notes payable | 1,219,863 | 10,097,881 | 6,000,000 |
| Repayment of notes payable | (8,467,806) | (10,133,450) | — |
| Proceeds from stock options exercised | 29,525 | 1,749 | 13,373 |
| Dividends paid | — | — | (1,780,317) |
| Net cash used in financing activities | (20,433,456) | (92,805,411) | (83,647,124) |
| **Increase (Decrease) in Cash and Cash Equivalents** | (13,559,186) | (26,841,385) | 25,676,294 |
| **Cash and Cash Equivalents, Beginning of Year** | 24,176,952 | 51,018,337 | 25,342,043 |
| **Cash and Cash Equivalents, End of Year** | $ 10,617,766 | $ 24,176,952 | $ 51,018,337 |
| **Supplemental Cash Flows Information** | | | |
| Interest paid | $ 9,303,363 | $ 14,596,442 | $ 25,472,126 |
| Income taxes paid (net of refunds) | $ (717,666) | $ (1,602,512) | $ — |
| Note payable in lieu of cash as consideration in branch sale | $ — | $ 4,363,168 | $ — |
| Transfer of loans to foreclosed assets | $ 888,063 | $ 2,256,831 | $ — |



*See Notes to Consolidated Financial Statements*

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

### *Nature of Operations*

Rurban Financial Corp. ("Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiaries, The State Bank and Trust Company ("State Bank"), RFCBC, Inc. ("RFCBC"), Rurbanc Data Services, Inc. ("RDSI"), and Rurban Statutory Trust 1 ("RST"). State Bank owns all of the outstanding stock of Reliance Financial Services, N.A. ("RFS") and Rurban Mortgage Company ("RMC"). State Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in northern Ohio. State Bank is subject to competition from other financial institutions. State Bank is regulated by certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. RFCBC was primarily engaged in providing a full range of banking and financial services until September 2003, at which time banking powers were relinquished. RFCBC now operates as a loan subsidiary that continues to administer classified loans that were not included in the sale of branches in 2003. RDSI provides data processing services to financial institutions located in Ohio, Michigan, Indiana, and Missouri. Rurban Life provided credit life and disability insurance to customers. Rurban Life was liquidated in 2004. RFS offers a diversified array of trust and financial services to customers nationwide. RST is a trust which was organized in 2000 to manage the Company's trust preferred securities.

### *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, State Bank, RFCBC, RDSI, RST, RFS and RMC. All significant intercompany accounts and transactions have been eliminated in consolidation. In December 2003, FASB issued a revision to FIN 46 to clarify certain provisions that affected the accounting for trust preferred securities. As a result of the revisions to FIN 46, RST was deconsolidated as of March 31, 2004, with the Company accounting for its investment in RST as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense. The Company had previously classified the trust preferred securities as debt, but eliminated its common stock investment as a result of the revisions to FIN 46.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses (and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans). In connection with the determination of the allowance for loan losses (and the valuation of foreclosed assets held for sale), management obtains independent appraisals for significant properties.

### *Cash Equivalents*

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents except for short-term U.S. Treasury securities which are classified as available-for-sale securities.

### *Securities*

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

### *Mortgage Loans Held for Sale*

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

### *Loans*

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on non-accrual status not later than 90 days past due, unless the loan is well-secured and in the process of collection.

### *Allowance for Loan Losses*

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is probable. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as new information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that State Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration each of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial, agricultural, and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment measurements.

### *Premises and Equipment*

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method for buildings and the declining balance method for equipment over the estimated useful lives of the assets.

### *Federal Reserve and Federal Home Loan Bank Stock*

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

### *Foreclosed Assets Held for Sale*

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations related to foreclosed assets and changes in the valuation allowance are included in net income or expense from foreclosed assets.

### *Goodwill*

Goodwill is tested for impairment annually. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value, if any, are not recognized in the financial statements.

### *Intangible Assets*

Intangible assets are being amortized on an accelerated basis over weighted-average periods ranging from one to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value. Purchased software is being amortized using the straight-line method over periods ranging from one to three years.

### *Treasury Stock*

Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

### *Stock Options*

At December 31, 2004, the Company has a stock-based employee compensation plan, which is described more fully in Note 19. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

In December 2004, FASB issued a revision to Statement No. 123. Statement No. 123(R), "*Share-Based Payment*," will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating share-based payment transactions be recognized in the financial statements. The Company intends to apply the revised Statement in the quarterly financials in the third quarter of 2005. The impact of applying the new Statement has not yet been determined.

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income (loss), as reported | $ 2,734,292 | $ 12,305,232 | $ (13,407,884) |
| Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes | (196,730) | (63,108) | (78,974) |
| Pro forma net income | $ 2,537,562 | $ 12,242,124 | $ (13,486,858) |
| Earnings per share: | | | |
| Basic – as reported | $ 0.60 | $ 2.71 | $ (2.95) |
| Basic – pro forma | $ 0.56 | $ 2.69 | $ (2.97) |
| Diluted – as reported | $ 0.60 | $ 2.70 | $ (2.95) |
| Diluted – pro forma | $ 0.56 | $ 2.69 | $ (2.97) |

### *Income Taxes*

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiaries.

### *Earnings and Dividends Per Share*

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares which have not vested have been excluded from the computation of average shares outstanding.

### *Reclassifications*

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net income.

## Note 2: Restriction on Cash and Due From Banks

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2004, was $5,309,000.

## Note 3: Securities

The amortized cost and approximate fair values of securities were as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
|---|---|---|---|---|
| **Available-for-Sale Securities:** | | | | |
| December 31, 2004: | | | | |
| U.S. Treasury and government agencies | $ 64,483,532 | $ 2,848 | $ (838,900) | $ 63,647,481 |
| Mortgage-backed securities | 40,703,975 | 64,949 | (452,420) | 40,316,504 |
| State and political subdivision | 4,691,938 | 97,459 | (90,890) | 4,698,506 |
| Equity securities | 8,000 | — | — | 8,000 |
| Other securities | 50,000 | — | — | 50,000 |
| | $109,937,445 | $ 165,256 | $ (1,382,210) | $108,720,491 |
| December 31, 2003: | | | | |
| U.S. Treasury and government agencies | $ 43,867,812 | $ 63,023 | $ (11,746) | $ 43,919,089 |
| Mortgage-backed securities | 59,237,791 | 339,412 | (317,253) | 59,259,950 |
| State and political subdivision | 4,202,856 | 232,199 | (965) | 4,434,090 |
| Equity securities | 35,466 | — | — | 35,466 |
| Other securities | 50,000 | — | — | 50,000 |
| | $107,393,925 | $ 634,634 | $ (329,964) | $107,698,595 |

The amortized cost and fair value of securities available for sale at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Available for Sale | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Within one year | $ 15,047,876 | $ 14,788,440 |
| One to five years | 6,806,732 | 6,821,467 |
| Five to ten years | 44,711,178 | 44,167,317 |
| After ten years | 2,667,687 | 2,626,763 |
| Mortgage-backed securities | 40,703,975 | 40,316,504 |
| Totals | $ 109,937,445 | $ 108,720,491 |

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was $79,517,341 at December 31, 2004, and $71,606,721 at December 31, 2003.

Gross gains of $251,846, $42,051 and $1,117,251 and gross losses of $10,838, $18,419 and $1,950,766 resulting from sales of available-for-sale securities were realized for 2004, 2003 and 2002, respectively. The tax expense for net security gains (losses) for 2004, 2003 and 2002 was $82,000, $8,000 and $(283,000), respectively.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2004, was $93,092,272, which is approximately 86% of the Company's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

Securities with unrealized losses at December 31, 2004 are as follows:

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **Available-for-Sale Securities:** | | | | | | |
| U.S. Treasury and government agencies | $56,657,342 | $ (838,900) | $ 0 | $ 0 | $56,657,342 | $ (838,900) |
| Mortgage-backed securities | 22,520,674 | (239,195) | 11,950,258 | (213,225) | 34,470,932 | (452,420) |
| State and political subdivisions | 1,963,998 | (90,890) | 0 | 0 | 1,963,998 | (90,890) |
| | $81,142,014 | $(1,168,985) | $11,950,258 | $(213,225) | $93,092,272 | $(1,382,210) |

Securities with unrealized losses at December 31, 2003 are as follows:

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **Available-for-Sale Securities:** | | | | | | |
| U.S. Treasury and government agencies | $ 3,370,349 | $ (11,746) | $ 0 | $ 0 | $3,370,349 | $ (11,746) |
| Mortgage-backed securities | 33,512,674 | (299,388) | 1,726,820 | (17,865) | 35,239,494 | (317,253) |
| State and political subdivisions | 118,493 | (965) | 0 | 0 | 118,493 | (965) |
| | $37,001,516 | $(312,099) | $1,726,820 | $ (17,865) | $38,728,336 | $ (329,964) |

## Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, include:

| | 2004 | 2003 |
|---|---|---|
| Commercial | $ 58,498,557 | $ 89,470,661 |
| Commercial real estate | 64,107,549 | 62,339,628 |
| Agricultural | 41,239,895 | 36,721,822 |
| Residential real estate | 63,828,237 | 46,717,917 |
| Consumer | 31,948,581 | 37,309,999 |
| Leasing | 5,127,639 | 11,774,730 |
| Total loans | 264,750,458 | 284,334,757 |
| Less | | |
| Net deferred loan fees, premiums and discounts | (269,669) | (230,446) |
| Loans, net of unearned income | $ 264,480,789 | $ 284,104,311 |
| Allowance for loan losses | $ (4,899,063) | $ (10,181,135) |

Activity in the allowance for loan losses was as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Balance, beginning of year | $ 10,181,135 | $ 17,693,841 | $ 9,238,936 |
| Amounts assumed in acquisition | — | — | 1,427,000 |
| Provision (credit) charged (credited) to expense | (399,483) | 1,202,000 | 27,530,583 |
| Recoveries | 2,106,470 | 3,139,534 | 1,270,773 |
| Losses charged off | (6,989,059) | (11,854,240) | (21,773,451) |
| Balance, end of year | $ 4,899,063 | $ 10,181,135 | $ 17,693,841 |

Individual loans determined to be impaired were as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Year-end impaired loans with no allowance for loan losses allocated | $ 975,000 | $ 153,000 | $ 1,186,000 |
| Year-end loans with allowance for loan losses allocated | 10,411,000 | 19,685,000 | 13,736,000 |
| Total impaired loans | $ 11,386,000 | $ 19,838,000 | $ 14,922,000 |
| Amount of allowance allocated | $ 1,265,000 | $ 5,651,000 | $ 5,067,000 |
| Average of impaired loans during the year | $ 14,313,000 | $ 18,633,000 | $ 17,340,000 |
| Interest income recognized during impairment | $ 433,242 | $ 1,186,762 | $ 718,626 |
| Cash-basis interest income recognized | $ 455,872 | $ 153,000 | $ 1,186,000 |

At December 31, 2004 and 2003, accruing loans delinquent 90 days or more totaled $11,000 and $0, respectively. Non-accruing loans at December 31, 2004 and 2003 were $13,384,000 and $18,352,000, respectively.

## Note 5: Assets and Liabilities Held for Sale

On December 30, 2002, an agreement was signed to sell the branches of RFCBC which comprised the Citizens Savings Bank division. As of December 31, 2002, these branches had total loans of $63,536,309, total fixed assets (net of accumulated depreciation) of $909,205 and total deposits of $68,175,660. When this transaction was closed in March 2003, assets sold and liabilities transferred to the buyer included loans of approximately $57,200,000, fixed assets (net of accumulated depreciation) of approximately $869,000, and deposits of approximately $70,800,000. A net gain of $7,776,166 was recorded on this transaction.

On June 6, 2003 additional branches of RFCBC which comprised the Peoples Banking Company and First Bank of Ottawa divisions were sold. Assets sold and liabilities transferred to the buyer included loans of approximately $76,600,000, fixed assets (net of accumulated depreciation) of approximately $1,400,000 and deposits of approximately $166,200,000. A net gain of $12,124,779 was recorded on this transaction.

The Company does not maintain a separate statement of operations for each division.

## Note 6: Premises and Equipment

Major classifications of premises and equipment stated at cost, were as follows:

| | 2004 | 2003 |
|---|---|---|
| Land | $ 684,825 | $ 695,625 |
| Buildings and improvements | 5,260,531 | 5,259,930 |
| Equipment | 8,599,360 | 7,584,816 |
| | 14,544,716 | 13,540,371 |
| Less accumulated depreciation | (6,804,274) | (6,590,281) |
| Net premises and equipment | $ 7,740,442 | $ 6,950,090 |

## Note 7: Goodwill

During 2002, the Company changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of Statement of Financial Accounting Standards No. 142. There was no material impact of the adoption on the financial statements.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003, were:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Balance as of January 1 | $ 2,144,304 | $ 2,323,643 | $ 179,339 |
| Goodwill acquired during the year | — | — | 2,144,304 |
| Write down due to branch sales | — | (179,339) | — |
| Amortization | — | — | — |
| Balance as of December 31 | $ 2,144,304 | $ 2,144,304 | $ 2,323,643 |

All goodwill is allocated to the banking segment of the business.

## Note 8: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2004 and 2003, were:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Core deposits | $ 708,435 | $ (313,668) | $ 708,435 | $ (226,224) |
| Purchased software | 7,984,840 | (3,420,366) | 6,578,979 | (2,383,570) |
| Other | 200,627 | (52,416) | 200,627 | (37,851) |
| | $ 8,893,902 | $ (3,786,450) | $ 7,488,041 | $ (2,647,645) |

Amortization expense for core deposits and other for the years ended December 31, 2004, 2003 and 2002, was $102,009, $125,790 and $138,285, respectively. Amortization expense for purchased software for the years ended December 31, 2004, 2003 and 2002 was $1,036,796, $850,754 and $598,129, respectively. Purchased software was reclassified in 2004 to intangible assets. Estimated amortization expense for each of the following five years is:

| | Core Deposits And Other | Purchased Software |
|---|---|---|
| 2005 | $ 84,790 | $ 1,130,039 |
| 2006 | 70,753 | 990,632 |
| 2007 | 59,370 | 916,358 |
| 2008 | 49,935 | 769,832 |
| 2009 | 43,349 | 513,193 |

## Note 9: Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were $44,713,000 on December 31, 2004, and $54,858,000 on December 31, 2003. Certificates of deposit obtained from brokers totaled approximately $11,388,000 and $21,892,000 at December 31, 2004 and 2003, respectively.

At December 31, 2004, the scheduled maturities of time deposits were as follows:

| | |
|---|---|
| 2005 | $ 93,389,709 |
| 2006 | 36,834,576 |
| 2007 | 20,851,868 |
| 2008 | 1,884,867 |
| 2009 | 832,886 |
| Thereafter | 202,967 |
| | $ 153,996,874 |

Of the $11.4 million in brokered deposits held at State Bank at December 31, 2004, $7.4 million mature within the next year.

## Note 10: Short-Term Borrowings

| | 2004 | 2003 |
|---|---|---|
| Federal funds purchased | $ 7,500,000 | $ — |
| Securities sold under repurchase agreements | 4,059,151 | 3,923,754 |
| Total short-term borrowings | $ 11,559,151 | $ 3,923,754 |

Securities sold under agreements to repurchase consist of obligations of the Company to other parties and are used by the Company to facilitate cash management transactions with commercial customers. The obligations are secured by agency securities and such collateral is held by The Federal Home Loan Bank. The maximum amount of outstanding agreements at any month end during 2004 and 2003 totaled $5,014,000 and $5,765,000 and the monthly average of such agreements totaled $3,853,000 and $1,215,000. The agreements at December 31, 2004 and 2003, mature within one month.

## Note 11: Notes Payable

Notes payable at December 31, include:

| | 2004 | 2003 |
|---|---|---|
| Note payable in the amount of $9,000,000, secured by the common stock of RDSI and substantially all assets of RFCBC, principal payments of $300,000 quarterly together with interest at prime plus 2.5% (6.25% at December 31, 2004), maturing June 6, 2006 | $ 2,000,000 | $ 5,900,000 |
| Note payable in the amount of $319,863, secured by equipment of RDSI, monthly payments of $6,272, interest at 6.5%, maturing September 14, 2009 | $ 306,002 | — |
| Note payable in the amount of $1,708,711, of which, 47.328% was sold to Farmers and Merchants Bank, secured by equipment and disk systems of RDSI, monthly payments of $33,504, interest at 6.5%, maturing September 14, 2009 | $ 773,654 | — |
| Revolving Credit Note payable in the amount of $750,000, secured by assigned contracts and receivables of RDSI, interest at prime plus .50%, maturing on April 1, 2005 | — | — |
| Note payable in the amount of $4,363,168, secured by certain identified loans held by RFCBC, monthly principal payments equal to the greater of $100,000 or all payments received by RFCBC on collateralized loans, with interest at the lesser of prime plus 0.5% or 9%, (paid in 2004) | — | 3,657,775 |
| Note payable in the amount of $870,480, secured by equipment, monthly payments of $13,416, interest at 7.65%, (paid in 2004) | — | 389,673 |
| Note payable in the amount of $542,113, secured by equipment, monthly payments of $10,902, interest at 7.65%, (paid in 2004) | — | 380,151 |
| | $ 3,079,656 | $ 10,327,599 |

Aggregate annual maturities of notes payable at December 31, 2004, are:

| | Debt |
|---|---|
| 2005 | $ 1,399,529 |
| 2006 | 1,013,937 |
| 2007 | 228,469 |
| 2008 | 243,913 |
| 2009 | 193,808 |
| | $ 3,079,656 |

## Note 12: Federal Home Loan Bank Advances

The Federal Home Loan Bank advances were secured by mortgage loans and investment securities totaling $92,053,907 at December 31, 2004. Advances, at interest rates from 2.32 to 6.25 percent, are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of Federal Home Loan Bank advances at December 31, 2004, are:

| | Debt |
|---|---|
| 2005 | $ 22,000,000 |
| 2006 | 5,000,000 |
| 2007 | — |
| 2008 | 5,000,000 |
| 2009 | 1,000,000 |
| Thereafter | 23,000,000 |
| | $ 56,000,000 |

### *Note 13: Trust Preferred Securities*

On September 7, 2000, Rurban Statutory Trust 1 ("RST"), a wholly owned subsidiary of the Company, closed a pooled private offering of 10,000 Capital Securities with a liquidation amount of $1,000 per security. The proceeds of the offering were loaned to the Company in exchange for junior subordinated debentures with terms similar to the Capital Securities. The sole assets of RST are the junior subordinated debentures of the Company and payments thereunder. The junior subordinated debentures and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of RST under the Capital Securities. Distributions on the Capital Securities are payable semi-annually at the annual rate of 10.6% and are included in interest expense in the consolidated financial statements. These securities are considered Tier 1 capital (with certain limitations applicable) under current regulatory guidelines. As of December 31, 2004 and 2003, the outstanding principal balance of the Capital Securities was $10,000,000. In December 2003, FASB issued a revision to FIN 46 to clarify certain provisions that affected the accounting for trust preferred securities. As a result of the revisions to FIN 46, RST was deconsolidated as of March 31, 2004, with the Company accounting for its investment in RST as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense. The Company had previously classified the trust preferred securities as debt, but eliminated its common stock investment as a result of the revisions to FIN 46.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Capital Securities at maturity or their earlier redemption at the liquidation amount. Subject to the Company having received prior approval of the Federal Reserve, if then required, the Capital Securities are redeemable prior to the maturity date of September 7, 2030, at the option of the Company; on or after September 7, 2020 at par; or on or after September 7, 2010 at a premium, or upon occurrence of specific events defined within the trust indenture. The Company has the option to defer distributions on the junior subordinated debentures from time to time for a period not to exceed 10 consecutive semi-annual periods.

The Company elected to defer the semi-annual distributions that would have been due on March 7, 2003, September 7, 2003 and March 7, 2004.

On September 3, 2004, the Company received permission from the Federal Reserve Bank and the Ohio Department of Financial Institutions to pay the previously accrued and deferred trust preferred interest on the Company's junior subordinated debentures to the Trustee, and the Company subsequently paid such accrued and deferred trust preferred interest on September 7, 2004 in the amount of $2.2 million.

## Note 14: Income Taxes

The provision (credit) for income taxes includes these components:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Taxes currently payable | $ (2,235,862) | $ 3,220,142 | $ (5,709,999) |
| Deferred income taxes | 3,344,719 | 3,083,200 | (1,334,489) |
| Income tax expense (credit) | $ 1,108,857 | $ 6,303,342 | $ (7,044,488) |

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Computed at the statutory rate (34%) | $ 1,306,670 | $ 6,326,915 | $ (6,953,806) |
| Increase (decrease) resulting from | | | |
| Tax exempt interest | (72,091) | (78,962) | (115,581) |
| Nondeductible expenses | (125,722) | 55,389 | 24,899 |
| Actual tax expense (credit) | $ 1,108,857 | $ 6,303,342 | $ (7,044,488) |

The tax effects of temporary differences related to deferred taxes shown on the balance sheets are:

| | 2004 | 2003 |
|---|---|---|
| Deferred tax assets | | |
| Allowance for loan losses | $ 1,313,891 | $ 3,461,586 |
| Mark to market adjustment | — | 103,588 |
| Accrued compensation and benefits | 388,745 | 310,808 |
| Net deferred loan fees | 91,688 | 78,352 |
| Unrealized losses on available-for-sale securities | 413,756 | (103,588) |
| Other | 29,971 | 3,732 |
| | 2,238,051 | 3,958,066 |
| Deferred tax liabilities | | |
| Depreciation | (1,742,905) | (1,210,450) |
| Mortgage servicing rights | (51,222) | (51,222) |
| Mark to market adjustment | (413,756) | — |
| Purchase accounting adjustments | (289,303) | (193,001) |
| Other | (263,976) | (95,541) |
| Unrealized gains on available-for-sale securities | — | (103,588) |
| | (2,761,162) | (1,653,802) |
| Net deferred tax asset (liability) | $ (523,111) | $ 2,304,264 |

## Note 15: Other Comprehensive Income (Loss)

Other comprehensive income (loss) components and related taxes are as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Unrealized gains (losses) on securities available for sale | $ (1,280,615) | $ (679,139) | $ (919,788) |
| Reclassification for realized amount included in income | (241,008) | (23,632) | 833,515 |
| Other comprehensive income (loss), before tax effect | (1,521,623) | (702,771) | (86,273) |
| Tax expense (benefit) | (517,352) | (238,942) | (29,333) |
| Other comprehensive income (loss) | $ (1,004,271) | $ (463,829) | $ (56,940) |

## Note 16: Regulatory Matters

The Company and State Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and State Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and State Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and State Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification to the regulators categorized the State Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, State Bank must maintain capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed State Bank's status as well-capitalized.

The Company and State Bank's actual capital amounts (in millions) and ratios are also presented in the following table. During 2003, RFCBC's banking powers were relinquished.

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| As of December 31, 2004 | | | | | | |
| Total Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | $ 61.9 | 22.0% | $ 22.5 | 8.0% | $ — | N/A |
| State Bank | 39.4 | 15.3 | 20.7 | 8.0 | 25.8 | 10.0% |
| Tier I Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | 58.4 | 20.7 | 11.3 | 4.0 | — | N/A |
| State Bank | 36.3 | 14.0 | 10.3 | 4.0 | 15.5 | 6.0 |
| Tier I Capital (to Average Assets) | | | | | | |
| Consolidated | 58.4 | 14.2 | 16.5 | 4.0 | — | N/A |
| State Bank | 36.3 | 9.3 | 15.6 | 4.0 | 19.5 | 5.0 |
| As of December 31, 2003 | | | | | | |
| Total Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | $ 59.2 | 19.7% | $ 24.1 | 8.0% | $ — | N/A |
| State Bank | 37.5 | 13.7 | 21.9 | 8.0 | 27.3 | 10.0% |
| Tier I Capital (to Risk-Weighted Assets) | | | | | | |
| Consolidated | 55.4 | 18.4 | 12.0 | 4.0 | — | N/A |
| State Bank | 34.1 | 12.5 | 10.9 | 4.0 | 16.4 | 6.0 |
| Tier I Capital (to Average Assets) | | | | | | |
| Consolidated | 55.4 | 12.8 | 17.4 | 4.0 | — | N/A |
| State Bank | 34.1 | 8.4 | 16.3 | 4.0 | 20.4 | 5.0 |

On July 9, 2002, the Company and State Bank announced they entered into a Written Agreement (Agreement) with the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions on July 5, 2002. The Agreement was the result of an examination of State Bank as of December 31, 2001, which was conducted in March and April 2002.

State Bank and RFCBC were prohibited from paying dividends to Rurban without prior regulatory approval. Rurban was prohibited from paying Trust Preferred "dividends" and common stock dividends without prior regulatory approval.

On February 18, 2005, the Company received notice from the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions that approval was given effective as of February 17, 2005 for release of the Written Agreement entered into on July 5, 2002.

## Note 17: Related Party Transactions

Certain directors, executive officers and principal shareholders of the Company, including associates of such persons, are loan customers. A summary of the related party loan activity, for loans aggregating $60,000 or more to any one related party, follows for the years ended December 31, 2004 and 2003:

| | 2004 | 2003 |
|---|---|---|
| Balance, January 1 | $ 2,065,000 | $ 7,535,000 |
| New loans | 7,277,000 | 4,781,000 |
| Repayments | (7,205,000) | (7,889,000) |
| Other changes | 1,822,000 | (2,362,000) |
| Balance, December 31 | $ 3,959,000 | $ 2,065,000 |

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Bank at December 31, 2004 and 2003 totaled $1,539,000 and $1,185,000, respectively.

## Note 18: Employee Benefits

The Company has retirement savings 401(k) plans covering substantially all employees. Employees contributing up to 6% of their compensation receive a Company match of 50% of the employee's contribution. Employee contributions are vested immediately and the Company's matching contributions are fully vested after three years. Employer contributions charged to expense for 2004, 2003 and 2002 were $238,000, $258,000 and $285,000, respectively.

Also, the Company has deferred compensation agreements with certain active and retired officers. The agreements provide monthly payments for up to 15 years that equal 15% of average compensation prior to retirement or death. The charge to expense for the current agreements was $319,000, $145,000 and $164,000 for 2004, 2003 and 2002 respectively. In 2004 and 2003, previously accrued benefits under the agreements in the amount of $76,000 and $33,000, respectively, were reversed and credited to expense as a result of termination of certain officers. Such charges reflect the straight-line accrual over the period until full eligibility of the present value of benefits due each participant on the full eligibility date, using a 6% discount factor.

Life insurance plans are provided for certain executive officers on a split-dollar basis. The Company is the owner of the split-dollar policies. The officers are entitled to a sum equal to two times either the employee's annual salary at death, if actively employed, or final annual salary, if retired, less $50,000, not to exceed the employee's portion of the death benefit. The Company is entitled to the portion of the death proceeds which equates to the cash surrender value less any loans on the policy and unpaid interest or cash withdrawals previously incurred by the Company. The employees have the right to designate a beneficiary(s) to receive their share of the proceeds payable upon death. The cash surrender value of these life insurance policies and life insurance policies related to the Company's supplemental retirement plan totaled approximately $1,861,391 less policy loans of $1,014,523 at December 31, 2004 and $2,826,745 less policy loans of $1,014,523 at December 31, 2003, and is included in other assets in the consolidated balance sheets.

The Company has a noncontributory employee stock ownership plan ("ESOP") covering substantially all employees of the Company and its subsidiaries. Voluntary contributions are made by the Company to the plan. Each eligible employee is vested based upon years of service, including prior years of service. The Company's contributions to the account of each employee become fully vested after three years of service.

During 1986, the ESOP acquired 103,368 shares of Company common stock at a weighted-average cost of $14.57 per share with funds provided by a loan from the Company. Accordingly, the $1,505,527 of common stock acquired by the ESOP was shown as a reduction of stockholders' equity. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan or distributed to participants and are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company, are made to the ESOP.

ESOP expense for the years ended December 31, 2004, 2003 and 2002 was $430,000, $440,000 and $503,000, respectively.

| | 2004 | 2003 |
|---|---|---|
| Allocated shares | 580,740 | 664,086 |
| Unearned shares | 0 | 16,308 |
| Total ESOP shares | 580,740 | 680,394 |
| Fair value of unearned shares at December 31 | $ 0 | $ 225,866 |

## Note 19: Stock Option Plan

The Company has a fixed option plan under which the Company may grant options that vest over five years to selected employees for up to 522,921 shares of common stock. The exercise price of each option is equal the fair value of the Company's stock on the date of grant. An option's maximum term is ten years.

A summary of the status of the plan at December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

| | 2004 | | 2003 | | 2002 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| Outstanding beginning of year | 183,584 | $13.07 | 241,289 | $13.02 | 326,732 | $12.96 |
| Granted | 177,000 | 13.85 | -- | | 3,500 | 10.51 |
| Exercised | (2,509) | 11.77 | (158) | 11.07 | (1,208) | 11.07 |
| Forfeited | (18,848) | 13.52 | (57,547) | 12.89 | (87,735) | 12.85 |
| Outstanding, end of year | 339,227 | 13.46 | 183,584 | 13.07 | 241,289 | 13.02 |
| Options exercisable, end of year | 192,140 | 13.29 | 168,901 | 13.17 | 186,113 | 13.29 |

The fair value of options granted is estimated on the date of the grant using an option-pricing model with the following weighted-average assumptions:

| | 2004 | 2002 |
|---|---|---|
| Dividend yields | 0.00% | 3.41% |
| Volatility factors of expected market price of common stock | 24.52% | 15.00% |
| Risk-free interest rates | 1.24% | 1.50% |
| Expected life of options | 10 years | 10 years |
| Weighted-average fair value of options granted during the year | $ 4.79 | $ 0.92 |

The following table summarizes information about stock options under the plan outstanding at December 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $9.90 to $12.87 | 135,132 | 3.94 years | $12.31 | 126,660 | $12.39 |
| $13.30 to $14.00 | 176,788 | 8.92 years | $13.83 | 38,273 | $13.80 |
| $15.20 to $16.78 | 27,307 | 4.03 years | $16.77 | 27,207 | $16.77 |

## Note 20: Earnings Per Share

Earnings per share (EPS) are computed as follows:

| | Year Ended December 31, 2004 | | |
|---|---|---|---|
| | Income | Weighted-Average Shares | Per Share Amount |
| Basic earnings per share | | | |
| Net loss available to common stockholders | $ 2,734,292 | 4,559,459 | $ 0.60 |
| Effect of dilutive securities | | | |
| Stock options | — | 12,680 | |
| Diluted earnings per share | | | |
| Income available to common stockholders and assumed conversions | $ 2,734,292 | 4,572,139 | $ 0.60 |

Options to purchase 197,558 common shares at $13.85 to $16.78 per share were outstanding at December 31, 2004, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

| | Year Ended December 31, 2003 | | |
|---|---|---|---|
| | Income | Weighted-Average Shares | Per Share Amount |
| Basic earnings per share | | | |
| Net loss available to common stockholders | $ 12,305,232 | 4,545,320 | $ 2.71 |
| Effect of dilutive securities | | | |
| Stock options | — | 6,829 | |
| Diluted earnings per share | | | |
| Income available to common stockholders and assumed conversions | $ 12,305,232 | 4,552,149 | $ 2.70 |

Options to purchase 29,778 common shares at $15.20 to $16.78 per share were outstanding at December 31, 2003, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

| | Year Ended December 31, 2002 | | |
|---|---|---|---|
| | Income | Weighted-Average Shares | Per Share Amount |
| Basic earnings per share | | | |
| Net loss available to common stockholders | $ (13,407,884) | 4,539,720 | $ (2.95) |
| Effect of dilutive securities | | | |
| Stock options | — | — | |
| Diluted earnings per share | | | |
| Income available to common stockholders and assumed conversions | $ (13,407,884) | 4,539,720 | $ (2.95) |

Options to purchase 241,289 common shares at $9.90 to $16.78 per share were outstanding at December 31, 2002, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

## Note 21: Leases

The Company's subsidiary, RDSI, has several noncancellable operating leases for business use, that expire over the next ten years. These leases generally contain renewal options for periods of five years and require the lessee to pay all executory costs such as taxes, maintenance and insurance. Rental expense for these leases were $126,600, $99,600 and $99,600 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under operating leases are:

| | |
|---|---|
| 2005 | $ 261,600 |
| 2006 | 261,600 |
| 2007 | 261,600 |
| 2008 | 261,600 |
| 2009 | 261,600 |
| Thereafter | 1,306,200 |
| Total minimum lease payments | $ 2,614,200 |

## Note 22: Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

| | December 31, 2004 | | December 31, 2003 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets | | | | |
| Cash and cash equivalents | $ 10,617,766 | $ 10,618,000 | $ 24,176,952 | $ 24,177,000 |
| Interest-bearing deposits | 150,000 | 150,000 | 260,000 | 260,000 |
| Available-for-sale securities | 108,720,491 | 108,720,000 | 107,698,595 | 107,699,000 |
| Loans including loans held for sale, net | 259,694,626 | 259,181,000 | 274,141,929 | 276,010,000 |
| Stock in FRB and FHLB | 2,793,000 | 2,793,000 | 2,744,900 | 2,745,000 |
| Cash surrender value of life insurance | 9,146,816 | 9,147,000 | 1,815,070 | 1,815,000 |
| Interest receivable | 1,984,452 | 1,984,000 | 2,000,732 | 2,001,000 |
| Financial liabilities | | | | |
| Deposits including deposits held for sale | $279,624,314 | $ 277,954,000 | $317,474,749 | $ 318,351,000 |
| Securities sold under agreements to repurchase | 4,059,151 | 4,059,000 | 3,923,754 | 3,924,000 |
| Federal funds purchased | 7,500,000 | 7,500,000 | 0 | 0 |
| Note payable | 3,079,656 | 3,080,000 | 10,327,599 | 10,328,000 |
| FHLB advances | 56,000,000 | 58,231,000 | 39,000,000 | 43,077,000 |
| Trust preferred securities | 10,310,000 | 11,298,000 | 10,000,000 | 11,285,000 |
| Interest payable | 994,114 | 994,000 | 2,347,303 | 2,347,000 |

For purposes of the above disclosures of estimated fair value, the following assumptions were used as of December 31, 2004 and 2003. The estimated fair value for cash and cash equivalents, interest-bearing deposits, FRB and FHLB stock, cash surrender value of life insurance, accrued interest receivable, demand deposits, savings accounts, interest checking accounts, certain money market deposits, short-term borrowings and interest payable is considered to approximate cost. The estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. The estimated fair value for loans receivable, including loans held for sale, net, is based on estimates of the rate State Bank would charge for similar loans at December 31, 2004 and 2003 applied for the time period until the loans are assumed to reprice or be paid.

The estimated fair value for fixed-maturity time deposits as well as borrowings is based on estimates of the rate State Bank would pay on such liabilities at December 31, 2004 and 2003, applied for the time period until maturity. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The estimated fair value for other financial instruments and off-balance sheet loan commitments approximate cost at December 31, 2004 and 2003 and are not considered significant to this presentation.

## Note 23: Commitments and Credit Risk

State Bank grants commercial, agribusiness, consumer and residential loans to customers throughout the state. Although State Bank has a diversified loan portfolio, agricultural loans comprised approximately 16% and 13% of the portfolio as of December 31, 2004 and 2003, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

Letters of credit are conditional commitments issued by State Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

| | 2004 | 2003 |
|---|---|---|
| Loan commitments and unused lines of credit | $ 49,242,000 | $ 53,431,000 |
| Standby letters of credit | — | — |
| Commercial letters of credit | 392,000 | 436,000 |
| | $ 49,634,000 | $ 53,867,000 |

State Bank had federal funds sold to LaSalle Bank, N.A. in the amount of $0 at December 31, 2004 and $10,000,000 at December 31, 2003. From time to time certain due from bank accounts are in excess of federally insured limits.

There are various contingent liabilities that are not reflected in the consolidated financial statements, including claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the Company's consolidated financial condition or results of operations.

Salary continuation agreements with certain executive officers contain provisions regarding certain events leading to separation from the Company, before the executive officer's normal retirement date, which could result in cash payments in excess of amounts accrued.

### Note 24: Future Change in Accounting Principle

The Financial Accounting Standards Board recently issued Statement No. 123(R) "*Share-Based Payment*," which requires the compensation cost relating to share-based payment transactions be recognized in financial statements. The Company expects to first apply the new statement during its fiscal year ending December 31, 2005. The impact of applying the new statement has not been determined.

## Note 25: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

### Condensed Balance Sheets

| | 2004 | 2003 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 326,775 | $ 699,797 |
| Investment in common stock of banking subsidiaries | 53,846,585 | 54,555,584 |
| Investment in nonbanking subsidiaries | 5,776,392 | 4,880,073 |
| Other assets | 1,500,072 | 440,783 |
| Total assets | $ 61,449,824 | $ 60,576,237 |
| **Liabilities** | | |
| Trust preferred securities | $ 10,000,000 | $ 10,000,000 |
| Notes payable | — | — |
| Borrowings from nonbanking subsidiaries | 310,000 | 310,000 |
| Other liabilities | 834,029 | 1,883,481 |
| Total liabilities | 11,144,029 | 12,193,481 |
| **Stockholders' Equity** | 50,305,795 | 48,382,756 |
| Total liabilities and stockholders' equity | $ 61,449,824 | $ 60,576,237 |

## Condensed Statements of Income

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Income** | | | |
| Interest income | $ 1,875 | $ 2,014 | $ 114,566 |
| Dividends from subsidiaries | | | |
| Banking subsidiaries | 2,185,720 | 5,169,456 | — |
| Nonbanking subsidiaries | 995,043 | 1,150,000 | 1,825,000 |
| Total | 3,180,763 | 6,319,456 | 1,825,000 |
| Other income | 1,128,316 | 2,496,981 | 5,356,332 |
| Total income | 4,310,954 | 8,818,451 | 7,295,898 |
| **Expenses** | | | |
| Interest expense | 1,155,729 | 1,263,741 | 1,292,416 |
| Other expenses | 2,206,457 | 3,176,605 | 7,381,220 |
| Total expenses | 3,362,186 | 4,440,346 | 8,673,636 |
| **Income (Loss) Before Income Tax and Equity in Undistributed Income of Subsidiaries** | 948,768 | 4,378,105 | (1,377,738) |
| **Income Tax Expense (Benefit)** | (757,526) | (660,060) | (1,088,931) |
| **Income (Loss) Before Equity in Undistributed Income of Subsidiaries** | 1,706,294 | 5,038,165 | (288,807) |
| **Equity in Undistributed (Excess Distributed) Income of Subsidiaries** | | | |
| Banking subsidiaries | 131,679 | 6,901,065 | (12,827,147) |
| Nonbanking subsidiaries | 896,319 | 366,002 | (291,930) |
| Total | 1,027,998 | 7,267,067 | (13,119,077) |
| **Net Income (Loss)** | $ 2,734,292 | $ 12,305,232 | $ (13,407,884) |

**Condensed Statements of Cash Flows**

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income | $ 2,734,292 | $ 12,305,232 | $ (13,407,884) |
| Items not requiring (providing) cash | | | |
| Equity in (undistributed) excess distributed net income of subsidiaries | (1,027,998) | (7,267,067) | 13,119,077 |
| Other assets | (1,059,391) | 220,878 | 613,504 |
| Other liabilities | (1,049,450) | 1,283,113 | (3,310,134) |
| Net cash provided by (used in) operating activities | (402,547) | 6,542,156 | (2,985,437) |
| **Investing Activities** | | | |
| Investment in banking subsidiaries | — | — | (7,500,000) |
| Repayment of note payable | — | (6,000,000) | — |
| Proceeds from note payable | — | — | 6,000,000 |
| Repayment of loans to banking subsidiaries | — | — | 600,000 |
| Net cash provided by (used in) investing activities | — | (6,000,000) | (900,000) |
| **Financing Activities** | | | |
| Cash dividends paid | — | — | (1,186,930) |
| Proceeds from exercise of stock options | 29,525 | 1,749 | 13,373 |
| Net cash provided by (used in) financing activities | 29,525 | 1,749 | (1,173,557) |
| **Net Change in Cash and Cash Equivalents** | (373,022) | 543,905 | (5,058,994) |
| **Cash and Cash Equivalents at Beginning of Year** | 699,797 | 155,892 | 5,214,886 |
| **Cash and Cash Equivalents at End of Year** | $ 326,775 | $ 699,797 | $ 155,892 |

## Note 26: Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking and data processing operations. Loans, investments, deposits and financial services provide the revenues in the banking segment and include the accounts of State Bank and RFCBC. Service fees provide the revenues in the data processing operation and include the accounts of RDSI. Other segments include the accounts of the holding company, Rurban Financial Corp., which provides management services to its subsidiaries and RFS, which provides trust and financial services to customers nationwide and Rurban Life, which provides insurance products to customers of the Company's subsidiary banks.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income, other revenue, operating expense and net income. Goodwill is allocated. Income taxes and indirect expenses are allocated on revenue. Transactions among segments are made at fair value. The holding company allocates certain expenses to other segments. Information reported internally for performance assessment follows.

| 2004 | Banking | Data Processing | Other | Total Segments | Intersegment Elimination | Consolidated Totals |
|---|---|---|---|---|---|---|
| **Income Statement Information:** | | | | | | |
| Net interest income (expense) | $ 13,427,694 | $ (217,829) | $(1,120,559) | $ 12,089,306 | $ (11,940) | $ 12,077,366 |
| Other revenue-external customers | 3,169,122 | 10,478,245 | 3,031,324 | 16,678,691 | 11,940 | 16,690,631 |
| Other revenue-other segments | — | 1,314,942 | 1,995,973 | 3,310,915 | (3,310,915) | — |
| Net interest income and other revenue | 16,596,816 | 11,575,358 | 3,906,738 | 32,078,912 | (3,310,915) | 28,767,997 |
| Noninterest expense | 15,258,307 | 8,965,124 | 4,441,815 | 28,635,246 | (3,310,915) | 25,324,331 |
| Significant noncash items: | | | | | | |
| Depreciation and amortization | 534,415 | 1,857,524 | 100,722 | 2,492,661 | — | 2,492,661 |
| Provision for loan losses | (399,483) | — | — | (399,483) | — | (399,483) |
| Income tax expense | 919,192 | 688,498 | (498,833) | 1,108,857 | — | 1,108,857 |
| Segment profit | 1,742,705 | 1,921,737 | (930,150) | 2,734,292 | — | 2,734,292 |
| **Balance sheet information:** | | | | | | |
| Total assets | 407,831,742 | 10,974,521 | 4,030,214 | 422,836,477 | (7,487,731) | 415,348,746 |
| Goodwill and intangibles | 2,687,282 | — | — | 2,687,282 | — | 2,687,282 |
| Premises and equipment expenditures | 415,402 | 3,098,388 | 138,288 | 3,652,078 | — | 3,652,078 |

| 2003 | Banking | Data Processing | Other | Total Segments | Intersegment Elimination | Consolidated Totals |
|---|---|---|---|---|---|---|
| **Income Statement Information:** | | | | | | |
| Net interest income (expense) | $ 15,293,092 | $ (286,906) | $(1,204,633) | $ 13,801,553 | $ — | $ 13,801,553 |
| Other revenue-external customers | 23,047,951 | 8,971,632 | 2,667,773 | 34,687,356 | — | 34,687,356 |
| Other revenue-other segments | — | 1,580,426 | 3,249,904 | 4,830,330 | (4,830,330) | — |
| Net interest income and other revenue | 38,341,043 | 10,265,152 | 4,713,044 | 53,319,239 | (4,830,330) | 48,488,909 |
| Noninterest expense | 20,308,343 | 7,986,031 | 5,214,291 | 33,508,665 | (4,830,330) | 28,678,335 |
| Significant noncash items: | | | | | | |
| Depreciation and amortization | 585,735 | 1,592,380 | 132,007 | 2,310,122 | — | 2,310,122 |
| Provision for loan losses | 1,202,000 | — | — | 1,202,000 | — | 1,202,000 |
| Income tax expense | 5,968,819 | 774,902 | (440,379) | 6,303,342 | — | 6,303,342 |
| Segment profit | 11,655,187 | 1,504,220 | (854,175) | 12,305,232 | — | 12,305,232 |
| **Balance sheet information:** | | | | | | |
| Total assets | 435,203,288 | 8,434,735 | 3,577,550 | 447,215,573 | (11,903,701) | 435,311,872 |
| Goodwill and intangibles | 2,789,291 | — | — | 2,789,291 | — | 2,789,291 |
| Premises and equipment expenditures | 529,051 | 2,252,992 | 69,865 | 2,851,908 | — | 2,851,908 |

| 2002 | Banking | Data Processing | Other | Total Segments | Intersegment Elimination | Consolidated Totals |
|---|---|---|---|---|---|---|
| **Income Statement Information:** | | | | | | |
| Net interest income (expense) | $ 25,035,177 | $ (150,430) | $(1,107,084) | $ 23,777,663 | $ — | $ 23,777,663 |
| Other revenue-external customers | 3,362,235 | 7,815,589 | 2,601,444 | 13,779,268 | — | 13,779,268 |
| Other revenue-other segments | — | 1,790,381 | 5,439,203 | 7,229,584 | (7,229,584) | — |
| Net interest income and other revenue | 28,397,412 | 9,455,540 | 6,933,563 | 44,786,515 | (7,229,584) | 37,556,931 |
| Noninterest expense | 20,583,831 | 7,163,698 | 9,960,774 | 37,708,303 | (7,229,584) | 30,478,719 |
| Significant noncash items: | | | | | | |
| Depreciation and amortization | 1,009,168 | 1,211,934 | 194,504 | 2,415,606 | — | 2,415,606 |
| Provision for loan losses | 27,530,583 | — | — | 27,530,583 | — | 27,530,583 |
| Income tax expense | (6,794,462) | 779,226 | (1,029,252) | (7,044,488) | — | (7,044,488) |
| Segment profit (loss) | (12,922,539) | 1,512,615 | (1,997,960) | (13,407,884) | — | (13,407,884) |
| **Balance sheet information:** | | | | | | |
| Total assests | 732,635,201 | 9,143,898 | 2,810,052 | 744,589,151 | (2,272,473) | 742,316,679 |
| Goodwill and intangibles | 3,094,419 | — | — | 3,094,419 | — | 3,094,419 |
| Premises and equipment expenditures, net | 2,705,525 | 3,964,064 | 240,849 | 6,910,438 | — | 6,910,438 |

## NOTE 27: Quarterly Financial Information (Unaudited)

The following tables summarize selected quarterly results of operations for 2004 and 2003.

| December 31, 2004 | March | June | September | December |
|---|---|---|---|---|
| Interest income | $ 5,113,877 | $ 4,849,118 | $ 5,063,851 | $ 5,000,994 |
| Interest expense | 2,129,697 | 1,939,239 | 1,909,352 | 1,972,186 |
| Net interest income | 2,984,180 | 2,909,879 | 3,154,499 | 3,028,808 |
| Provision for loan losses | 150,000 | (340,000) | 319,517 | (529,000) |
| Noninterest income | 4,335,014 | 4,082,884 | 4,080,007 | 4,192,724 |
| Noninterest expense | 6,289,199 | 6,564,712 | 5,910,528 | 6,559,892 |
| Income tax expense | 267,973 | 59,008 | 305,819 | 476,055 |
| Net income | 612,022 | 709,043 | 698,642 | 714,585 |
| Earnings per share | | | | |
| Basic | 0.13 | 0.16 | 0.15 | 0.16 |
| Diluted | 0.13 | 0.16 | 0.15 | 0.16 |
| Dividends per share | — | — | — | — |

| December 31, 2003 | March | June | September | December |
|---|---|---|---|---|
| Interest income | $ 9,742,449 | $ 7,224,646 | $ 5,483,277 | $ 5,323,478 |
| Interest expense | 4,852,066 | 3,904,814 | 2,778,633 | 2,436,785 |
| Net interest income | 4,890,383 | 3,319,832 | 2,704,644 | 2,886,693 |
| Provision for loan losses | 962,000 | 300,000 | — | (60,000) |
| Noninterest income | 11,763,405 | 15,671,394 | 3,583,966 | 3,668,591 |
| Noninterest expense | 7,669,485 | 8,853,374 | 6,011,061 | 6,144,415 |
| Income tax expense | 2,722,672 | 3,358,451 | 77,754 | 144,464 |
| Net income | 5,299,631 | 6,479,401 | 199,795 | 326,405 |
| Earnings per share | | | | |
| Basic | 1.17 | 1.42 | .04 | .07 |
| Diluted | 1.17 | 1.42 | .04 | .07 |
| Dividends per share | — | — | — | — |

Noninterest income was higher during the first and second quarters of 2003 as a result of the branch sales.

During the second and fourth quarters of 2004 a reduction to the provisions for loan losses were recorded as a result from the continued improvement in credit quality.

## Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Through its direct and indirect subsidiaries, the Company is engaged in commercial banking, computerized data processing, and trust and financial services.

The following discussion is intended to provide a review of the consolidated financial condition and results of operations of the Company. This discussion should be read in conjunction with the consolidated financial statements and related footnotes in the Company's 2004 Form 10-K filed with the SEC.

### Critical Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. The Company's significant accounting policies are described in detail in the notes to the Company's consolidated financial statements for the year ended December 31, 2004. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The Company's financial position and results of operations can be affected by these estimates and assumptions and are integral to the understanding of reported results. Critical accounting policies are those policies that management believes are the most important to the portrayal of the Company's financial condition and results, and they require management to make estimates that are difficult, subjective, or complex.

**Allowance for Loan Losses -** The allowance for loan losses provides coverage for probable losses inherent in the Company's loan portfolio. Management evaluates the adequacy of the allowance for loan losses each quarter based on changes, if any, in underwriting activities, loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management's estimates of specific and expected losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

The Company determines the amount of the allowance based on relative risk characteristics of the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships and an analysis of the migration of commercial loans and actual loss experience. The allowance recorded for homogeneous consumer loans is based on an analysis of loan mix, risk characteristics of the portfolio, fraud loss and bankruptcy experiences, and historical losses, adjusted for current trends, for each homogeneous category or group of loans. The allowance for credit losses relating to impaired loans is based on each impaired loan's observable market price, the collateral for certain collateral-dependent loans, or the discounted cash flows using the loan's effective interest rate.

Regardless of the extent of the Company's analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in their unique business conditions, the subjective nature of individual loan evaluations, collateral assessments and the interpretation of economic trends. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are also factors. The Company estimates a range of inherent losses related to the existence of these exposures. The estimates are based upon the Company's evaluation of imprecise risk associated with the commercial and consumer allowance levels and the estimated impact of the current economic environment.

**Goodwill and Other Intangibles -** The Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangibles, at fair value as required by SFAS 141. Goodwill is subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future. Events and factors that may significantly affect the estimates include, among others, customer attrition, changes in revenue growth trends, specific industry conditions and changes in competition.

## Impact of Accounting Changes

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revision to FIN 46 to clarify certain provisions that affected the accounting for trust preferred securities. As a result of the revisions to FIN 46, RST was deconsolidated as of March 31, 2004, with the Company accounting for its investment in RST as assets, its subordinated debentures as debt, and the interest paid thereon as interest expense. The Company had previously classified the trust preferred securities as debt, but the Company eliminated its common stock investment as a result of the revisions to FIN 46.

In December 2004, FASB issued a revision to Statement No. 123. Statement No. 123(R), "*Share-Based Payment*," will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. The Company intends to apply the revised Statement in the quarterly financial statements in the third quarter of 2005. The impact of applying the new Statement has not yet been determined.

## EARNINGS SUMMARY

Net income for 2004 was $2.7 million, or $0.60 per diluted share, compared with net income of $12.3 million or $2.70 per diluted share and a net loss of $13.4 million or $2.95 per diluted share, reported for 2003 and 2002, respectively. Cash dividends per share were $.26 in 2002. No cash dividends were paid in 2004 or 2003.

Net income for 2004 was driven by improved credit quality and a higher level of non-bank revenue. Net income in 2003 was primarily a result of the gains associated with the sale of selected branches undertaken in order to replenish capital levels and to rebuild the Company. The loss in 2002 was directly attributable to the discovery of underwriting deficiencies in the loan portfolio resulting in a loan loss provision of $27.5 million. The discovery process which began during late 2001 and initially led to a fourth quarter 2001 loan loss provision of $5.6 million, broadened during 2002 and culminated at year-end 2002 with the finalization of extensive loan reviews, both internally and externally. As relevant data became available on each borrower, judgments concerning collateral values and probable loss estimates were continually updated and reserve levels appropriately adjusted. At each quarter end, the Company applied judgment to the best information then available to determine the appropriate level of the allowance for loan losses and the resulting loan loss provision required to bring the allowance to the appropriate level. These issues are discussed further in the sections on Loan Loss Provision, Asset Quality and Allowance for Loan Losses.

## CHANGES IN FINANCIAL CONDITION

At December 31, 2004, total assets were $415.3 million, a decrease of $20.0 million from December 31, 2003. The decrease was primarily attributable to decreases in loans of $19.6 million and federal funds sold of $10.0 million. The decrease in loans is due to restructuring the loan portfolio for quality and actively pursuing a strategy to build on the Company's long held expertise in agricultural lending and lending to small and mid-sized businesses in our market area. The year-to-year decrease is partially offset by an increase of $7.3 million in cash value of life insurance as a result of purchasing a bank owned life insurance policy for $8.0 million in the first quarter of 2004.

### Significant Events of 2003 and 2004

In addition to the discussion which follows of the results of operations which affected the income statement and balance sheet, several other significant events occurred during 2003 and 2004.

On February 12, 2003, the Company notified the trustee of its Trust Preferred Securities of its election to defer the semi-annual interest payment, which would have been due on March 7, 2003. During any interest deferral period, the Trust Preferred Indenture prohibits the payment of a common stock dividend.

On February 22, 2003, an agreement was signed to sell the branches, deposits and certain performing loans of the Peoples Banking Company and First Bank of Ottawa divisions of RFCBC at a price ***substantially*** in excess of their book value. The transaction closed in June 2003.

On March 28, 2003, the Citizens Savings Bank, a division of RFC Banking Company, was sold. As of March 28, Citizens had total loans of $57.2 million, total fixed assets (net of accumulated depreciation) of $869,000 and total deposits of $70.8 million. A pre-tax gain of approximately $8.0 million was recorded in March from the sale.

On June 6, 2003, the Peoples Banking Company and First Bank of Ottawa, divisions of RFC Banking Company, were sold. As of June 6, these branches had total loans of $76.6 million, total fixed assets (net of accumulated depreciation) of $1.4 million and total deposits of $166.2 million. A pre-tax gain of approximately $12.0 million was recorded in June from the sale.

In June 2003, RFCBC obtained two loans in the amount of $13.4 million to fund its loan servicing and work out operations. As of December 31, 2004 and 2003, the loan balances were $2.0 and $9.6 million, respectively. RFCBC also had a line of credit for $2.0 million. The Company's note with The Northern Trust Company of $5.5 million was paid off with a portion of these proceeds.

On July 9, 2003, the Company notified the trustee of its Trust Preferred Securities of its election to defer the semi-annual interest payment, which would have been due on September 7, 2003. During any interest deferral period, the Trust Preferred Indenture prohibits the payment of a common stock dividend.

In September 2003, the banking charter of RFCBC, which was primarily engaged in providing a full range of banking and financial services, was relinquished. RFCBC now operates as a loan subsidiary that continues to administer classified loans that were not included in the sale of the branches in 2003.

On January 28, 2004, the Company notified the trustee of its Trust Preferred Securities of its election to defer the semi-annual interest payment, which would have been due on March 7, 2004. During any interest deferral period, the Trust Preferred Indenture prohibits the payment of a common stock dividend.

On July 23, 2004, the Company notified the trustee of its Trust Preferred Securities of its election to defer the semi-annual interest payment, which would have been due on March 7, 2005. During any interest deferral period, the Trust Preferred Indenture prohibits the payment of a common stock dividend.

On September 3, 2004, the Company received permission from the Federal Reserve Bank and the Ohio Department of Financial Institutions to pay the previously accrued and deferred trust preferred interest on the Company's $10 million issue of Trust Preferred Securities totaling $2.2 million, and the Company subsequently paid such accrued and deferred trust preferred interest on September 7, 2004.

**Subsequent Events**

On February 1, 2005, the Company received permission from the Federal Reserve Bank and the Ohio Department of Financial Institutions to pay a first quarter common stock dividend to its shareholders. The Company declared a common stock dividend of $0.05 per share to shareholders of record on February 11, 2005, payable on February 25, 2005. The Company was required to obtain regulatory approval to pay dividends in accordance with the requirements of the Written Agreement date July 5, 2002.

On February 18, 2005, the Company received notice from the Federal Reserve Bank and the Ohio Department of Financial Institutions that approval was given effective as of February 17, 2005 for release of the Written Agreement entered into on July 5, 2002.

## RESULTS OF OPERATIONS

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| | (dollars in thousands except per share data) | | | | | |
| Total Assets | $415,349 | $435,312 | -5% | $435,312 | $742,317 | -41% |
| Total Securities | $108,720 | $107,699 | +1% | $107,699 | $115,109 | -6% |
| Loans Held for Sale | 113 | 219 | N/A | 219 | 63,536 | N/A |
| Loans (Net) | 259,582 | 273,923 | -5% | 273,923 | 469,781 | -42% |
| Allowance for Loan Losses | 4,899 | 10,181 | -52% | 10,181 | 17,694 | -42% |
| Total Deposits | 279,624 | 317,475 | -12% | 317,475 | 567,860 | -44% |
| | | | | | | |
| Total Revenues (Net) | 28,768 | 48,489 | -41% | 48,489 | 37,557 | +29% |
| Net Interest Income | 12,077 | 13,802 | -12% | 13,802 | 23,778 | -42% |
| Loan Loss Provision (credit) | (399) | 1,202 | -133% | 1,202 | 27,531 | -96% |
| Noninterest Income | 16,691 | 34,687 | -52% | 34,687 | 13,779 | +152% |
| Non-interest Expense | 25,324 | 28,678 | -12% | 28,678 | 30,479 | -6% |
| Net Income | 2,734 | 12,305 | N/A | 12,305 | (13,408) | N/A |
| Basic Earnings per Share | $0.60 | $2.71 | N/A | $2.71 | $(2.95) | N/A |
| Diluted Earnings per Share | $0.60 | $2.70 | N/A | $2.70 | $(2.95) | N/A |

**Net Interest Income**

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| | (dollars in thousands) | | | | | |
| Net Interest Income | $12,077 | $13,802 | -12% | $13,802 | $23,778 | -42% |

**Net interest income** declined $1.7 million from 2003 to $12.1 million in 2004. The net interest margin for 2004 was 3.19% compared to 2.72% for the previous year. The 47 basis point increase in the net interest margin was largely due to a 65 basis point decrease in the yield on cost of funds partially offset by a decrease in the yield on earning assets of 18 basis points. The major reason for the reduction in net interest income was due to a reduced level of earning assets combined with declines in average loan balances due to the Company's exit from out of market loans. Contributing to the decrease in the yield on cost of funds are the results of the Company's disciplined approach to pricing decisions on deposits and a repositioning of the balance sheet to benefit from an increasing interest rate environment.

**Net interest income** declined $10.0 million from 2002 to $13.8 million in 2003. The net interest margin for 2003 was 2.72% compared to 3.17% for the previous year. The 45 basis point decline in the net interest margin was largely due to a 101 basis point decrease in the yield on earning assets from 6.47% to 5.46% which was partially offset by a 56 basis point decrease in the Company's effective cost of funds. The major reasons for the reduction in net interest income were a reduced level of earning assets due to the sale of the RFCBC branches combined with declines in average loan balances due to the Company's exit from out of market loans and interest income foregone on non-performing loans. Contributing to the decline in the yield on average earning assets was the higher liquidity level necessary to fund the cash transferred in the branch sales.

## Loan Loss Provision

**The provision for loan losses** was $(0.4) million in 2004 compared to $1.2 million in 2003. The allowance for loan losses at December 31, 2004 was 1.85% of loans compared to 3.58% at December 31, 2003. The decrease in the provision was the result of the continued review and determination of the level of reserves necessary to absorb probable losses in the loan portfolio. Non-performing loans decreased to $14.4 million at December 31, 2004 versus $18.4 million at December 31, 2003. Further evidencing the loan quality, and therefore the lower loan loss provision in 2004, was the significant reduction in classified assets of the Company. Classified assets which are defined as substandard and doubtful loans, decreased 50% from December 31, 2003 and totaled $25.6 million at December 31, 2004.

**The provision for loan losses** was $1.2 million in 2003 compared to $27.5 million in 2002. The allowance for loan losses at December 31, 2003 was 3.58% of loans compared to 3.21% at December 31, 2002. The decrease in the provision was the result of the continued review and determination of the level of reserves necessary to absorb probable losses in the loan portfolio. Non-performing loans decreased to $18.4 million at December 31, 2003 versus $18.7 million at December 31, 2002.

## Non-interest Income

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| | (dollars in thousands) | | | | | |
| Total Non-interest Income | $ 16,691 | $ 34,687 | -52% | $ 34,687 | $ 13,779 | +152% |
| - Data Service Fees | $ 10,478 | $ 8,972 | +17% | $ 8,972 | $ 7,816 | +15% |
| - Trust Fees | $ 3,042 | $ 2,602 | +17% | $ 2,602 | $ 2,468 | +5% |
| - Deposit Service Fees | $ 1,985 | $ 2,179 | -9% | $ 2,179 | $ 2,618 | -17% |
| - Gains on Sale of Loans | $ 41 | $ 416 | -90% | $ 416 | $ 759 | -45% |
| - Gains on Sale of Branches | $ - | $ 19,901 | N/A | $ 19,901 | - | N/A |
| - Gains (losses) on Sale of Securities | $ 241 | $ 24 | N/A | $ 24 | $ (834) | N/A |
| - Other | $ 904 | $ 593 | +52% | $ 593 | $ 952 | -38% |

**Total non-interest income** decreased $18.0 million to $16.7 million in 2004 from $34.7 million in 2003. The decrease is primarily the result of recording approximately $20.0 million in net pre-tax gains from the branch sales in 2003. Data service fees increased $1.5 million or 17% to $10.5 million in 2004 compared to $9.0 million in 2003 as a result of RDSI's continued expansion of its customer base. Trust fees at Reliance increased $440,000 or 17% to $3.0 million in 2004 compared to $2.6 million in 2003 through development of innovative wealth management products and customer sales efforts.

**Total non-interest income** increased $20.9 million to $34.7 million in 2003 from $13.8 million in 2002. The increase is primarily the result of recording approximately $20.0 million in net pre-tax gains from the branch sales. The increase was also due to the sale of the Company's investment in WorldCom bonds in the second quarter of 2002, which resulted in a $1.7 million pre-tax loss.. Data service fees increased $1.2 million or 15% to $9.0 million in 2003 compared to $7.8 million in 2002 and trust fees increased $134,000 or 5% to $2.6 million in 2003 compared to $2.5 million in 2002.

**Rurbanc Data Services, Inc. ("RDSI")**

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| | (Dollars in thousands) | | | | | |
| Data Service Fees | $10,478 | $8,972 | +17% | $8,972 | $7,816 | +15% |

**Data service fees** increased $1.5 million or 17% to $10.5 million in 2004 from $9.0 million in 2003 and $1.2 million or 15% from 2002 to 2003. The increases in 2004 and 2003 were mainly driven by RDSI's entry into the item processing market, additions of new bank clients and the result of customer account growth at client banks.

**RDSI provides** data processing services for 54 community banks in Ohio, Michigan, Indiana and Missouri. RDSI differentiates itself from its competition through the quality of its products and the excellence of its customer service. The applications utilized by RDSI are driven by world-class software used by over 3,600 banks nationwide. Customer service encompasses on-time delivery every morning and a discipline of responding to and resolving customer questions and issues within one hour in excess of 95% of the time. RDSI provides turnkey solutions for its clients through its partnerships with vendors experienced in a full array of banking products.

**RDSI's growth** comes from both new and existing clients. Equally important is the organic growth of existing client banks, both in their number of customer accounts and in the breadth of services provided. Network services, internet banking, imaging, and other technical services are a rapidly growing part of RDSI's revenue.

**Reliance Financial Services, N.A. ("Reliance")**

**Trust fees** increased $440,000 or 17% to $3.0 million from $2.6 million in 2003. The primary reason for this increase was the development of new innovative wealth management products and customer sales efforts.

## Non-interest Expense

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 | % Change | 2003 | 2002 | % Change |
| | (dollars in thousands) | | | | | |
| Total Non-interest Expense | $25,324 | $28,678 | -12% | $28,678 | $30,479 | -6% |
| - Salaries & Employee Benefits | $12,993 | $13,428 | -3% | $13,428 | $15,720 | -15% |
| - Professional Fees | $2,253 | $4,172 | -46% | $4,172 | $3,130 | +33% |
| - All Other | $10,078 | $11,078 | -9% | $11,078 | $11,629 | -5% |

**Non-interest expense** for the year 2004 was $25.3 million, down $3.4 million or 12% from $28.7 million in 2003. Professional fees decreased $1.9 million due to a decreased level of consulting, legal and auditing fees associated with the Company's problem loan workouts.

**Non-interest expense** for the year 2003 was $28.7 million, down $1.8 million or 6% from $30.5 million in 2002. Professional fees increased $1.0 million due to increased consulting, legal and auditing fees associated with the Company's problem loan workouts and the branch divestitures. Salaries and employee benefits decreased $2.3 million due to the disposition of the branches and staff reductions at most subsidiaries.

## FINANCIAL CONDITION

### Loans

| | Period Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 12/31/04 | % of Total | 12/31/03 | % of Total | % Inc/(Dec) | 12/31/02 | % of Total | % Inc/(Dec) |
| | (dollars in thousands) | | | | | | | |
| Commercial | $58,499 | 22% | $89,471 | 31% | (35)% | $123,053 | 25% | (27)% |
| Commercial r.e. | 64,107 | 24% | 62,340 | 22% | 3% | 129,719 | 27% | (52)% |
| Agricultural | 41,240 | 16% | 36,722 | 13% | 12% | 68,954 | 14% | (47)% |
| Residential | 63,828 | 24% | 46,718 | 16% | 37% | 84,432 | 17% | (45)% |
| Consumer | 31,949 | 12% | 37,310 | 13% | (14)% | 60,139 | 12% | (38)% |
| Leases | 5,127 | 2% | 11,774 | 5% | (56)% | 21,509 | 5% | (45)% |
| Loans | $264,750 | | $284,335 | | (7)% | $487,806 | | (42)% |
| Loans held for sale | 113 | | 219 | | | 63,536 | | |
| Total | $264,863 | | $284,554 | | | $551,342 | | |

**Loans** declined $20 million to $265 million at December 31, 2004, due to restructuring the loan portfolio for quality and actively pursuing a strategy to build on the Company's long held expertise in agricultural lending and lending to small and mid-sized businesses in our market area.

In 2003, loans declined $267 million to $285 million at December 31, 2003, due to the branch sales, the Company's effort to exit from out-of-market loans, shrinking loan demand and $12 million of gross charged off loans. The increase in loans held for sale in 2002 was due to a December 30, 2002 agreement to sell the Citizens Savings Bank division of RFCBC. This transaction closed on March 28, 2003.

## Asset Quality

| | Period Ended December 31, (dollars in millions) | | | | |
|---|---|---|---|---|---|
| | 12/31/04 | 12/31/03 | Change in Dollars/ percentages | 12/31/02 | Change in Dollars/ percentages |
| Non-performing loans | $ 14.4 | $ 18.4 | $ -4.0 | $ 18.7 | $ -0.3 |
| Non-performing assets | $ 15.4 | $ 19.9 | $ -4.5 | $ 20.8 | $ -0.9 |
| Non-performing assets/loans plus OREO | 5.80% | 6.96% | -1.16% | 4.25% | 2.71% |
| Non-performing assets/total assets | 3.71% | 4.57% | -0.86% | 2.80% | 1.77% |
| Net chargeoffs | $ 4.9 | $ 8.7 | $ -3.8 | $ 20.5 | $ -11.8 |
| Net chargeoffs/total loans | 1.81% | 3.06% | -1.25% | 4.20% | -1.14% |
| Loan loss provision (credit) | $ (.4) | $ 1.2 | $ -1.6 | $ 27.5 | $ -26.3 |
| Allowance for loan losses | $ 4.9 | $ 10.2 | $ -5.3 | $ 17.7 | $ 1.2 |
| Allowance/loans | 1.85% | 3.58% | -1.73% | 3.21% | 0.37% |
| Allowance/non-performing loans | 34% | 55% | -21% | 95% | -40% |
| Allowance/non-performing assets | 32% | 51% | -19% | 85% | -34% |

**Asset quality** statistics reflect a decrease in both nonperforming assets and chargeoffs during 2004 compared to 2003 and a decrease from 2003 compared to 2002. Non-performing assets at December 31, 2004 were $15.4 million or 3.71% of total assets, versus $19.9 million or 4.57% at December 31, 2003 and $20.8 million or 2.80% at year-end 2002. Annual net chargeoffs for 2004 were $4.8 million or 1.81% of total loans compared to $8.7 million or 3.06% for 2003 resulting in the ratio of the allowance to non-performing loans to decrease to 34% at December 31, 2004 compared to 55% at December 31, 2003.

## Allowance for Loan Losses

The Company grades its loans using an eight grade system. Problem loans are classified as either:

- Grade 5 – Special Mention: Potential weaknesses that deserve management's close attention
- Grade 6 – Substandard: Inadequately protected, with well-defined weakness that jeopardize liquidation of debt
- Grade 7 – Doubtful: Inherent weaknesses well-defined and high probability of loss (impaired)
- Grade 8 – Loss: Considered uncollectible. May have recovery or salvage value with future collection efforts (these loans are either fully reserved or charged off)

The Company's **allowance for loan losses** has four components. Those components are shown in the following table. Commercial, commercial real estate and agricultural loans of over $100,000 are individually reviewed and assessed regarding the need for an individual allocation.

| | 12/31/04 | | | 12/31/03 | | | Increase (Decrease) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Loan Balance | Allocation $ | Allocation % | Loan Balance | Allocation $ | Allocation % | Loan Balance | Allocation $ | Allocation % |
| Allocations for individual loans graded doubtful (impaired) | $ 11.4 | $ 1.3 | 11.40% | $ 19.7 | $ 5.7 | 28.93% | $ -8.3 | $-4.4 | -17.53% |
| Allocations for individual loans graded substandard | 15.5 | 1.0 | 6.45 | 33.4 | 2.5 | 7.49 | -17.9 | -1.5 | -1.04 |
| Allocations for individual loans graded special mention* | 13.6 | 0.4 | 2.94 | 21.0 | 0.6 | 2.86 | -7.4 | -0.2 | 0.08 |
| "General" allowance based on chargeoff history of nine categories of loans | 224.4 | 2.2 | 0.98 | 210.5 | 1.4 | 0.67 | 13.9 | 0.8 | 0.31 |
| TOTAL | $264.9 | $4.9 | 1.85% | $284.6 | $10.2 | 3.58% | $ -19.7 | $-5.3 | -1.73% |

* The Company changed its methodology during 2003. Special Mention loans are now allocated at 3%.

In 2004, the amount of loans classified as doubtful decreased $8.3 million to $11.4 million and substandard loans decreased $17.9 million to $15.5 million. Allowance allocations on doubtful loans decreased $4.4 million and allowance allocations on substandard loans decreased $1.5 million. Non-performing loan balances decreased $4.0 million compared to the prior year while the allowance for loan losses decreased significantly due to total loans decreasing $20 million and the total of doubtful, substandard and special mention loans declining $33.6 million. The allowance for loan losses at December 31, 2004 was $4.9 million or 1.85% of loans compared to $10.2 million or 3.58% at December 31, 2003.

The Company's workout efforts continue to be successful as is apparent in the reduction of problem loan balances in 2004. The amount of substandard loans has declined by 54% from $33.4 million in 2003 to $15.5 in 2004 million reflective of the results of the Company's workout efforts.

Management's estimate of the allowance for loan losses includes judgments related to the following factors:

- Borrower financial information received;
- Physical inspections of collateral securing loans performed, new appraisals of collateral securing loans received, and other information regarding borrower collateral levels; and
- Consideration of exposures to industries potentially most affected by current risks in the economic and political environment.
- See *Critical Accounting Policies*, starting on page 27.

The results of the Company's extensive, ongoing loan review and workout process suggest that the volume of potential problem loans, nonperforming loans and charge-offs were attributable to actions prior to mid-2002 such as entering higher risk lines of business, ineffective oversight and a few lenders neglecting basic lending fundamentals required by the Company's lending policies and procedures.

In regard to the effort to reduce the volume of substandard and doubtful (classified loans), the following actions were taken during the past year:

- Development of a loan subsidiary to manage the classified loans of RFCBC to focus efforts on the workout of that group of loans
- All classified loans are now assigned to loan workout specialists unless there is a strong reason for an alternative assignment.

These actions were intended to assure that the loan workout effort can be concluded within a one and one-half to three year period and that every effort can be made to minimize losses and maximize associated recoveries.

## CAPITAL RESOURCES

**Stockholders' equity** at December 31, 2004 was $50.3 million or 12.04% of average total assets compared to $48.4 million or 8.81% of average total assets at December 31, 2003. The Company and State Bank each exceeded the "well-capitalized" regulatory capital benchmarks at December 31, 2004.

**Total consolidated regulatory (risk-based) capital** was $61.9 million at December 31, 2004 and $59.2 million at December 31, 2003. The excess of total regulatory capital over total shareholder equity is primarily due to the $10.0 million of junior subordinated debentures (trust preferred securities) which qualify as Tier 1 capital, and the Allowance for Loan Losses which qualifies as Tier 2 capital subject to certain limitations.

### Planned Purchases of Premises and Equipment

**Management plans to purchase** additional premises and equipment to meet the current and future needs of the Company's customers. These purchases, including buildings and improvements and furniture and equipment (which includes computer hardware, software, office furniture and license agreements), are currently expected to total approximately $3.0 million over the next year.

### Written Agreement

On July 5, 2002, the Company and State Bank entered into a Written Agreement ("Agreement") with the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions. The Agreement was the result of an examination of State Bank as of December 31, 2001, which was conducted in March and April 2002. A copy of the Agreement was attached as Exhibit 99(b) to the Form 8-K filed by the Company on July 11, 2002 and is incorporated by reference as Exhibit 99(b) to this Form 10-K.

As of December 2004, Management believes that the Company and State Bank were in full compliance with the terms of the Agreement. However, the Agreement will continue in place until the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions determine that the Agreement may be terminated. The Company believes that additional improvement in problem loans, earnings and operations, as well as other items described in the Agreement, is necessary before the Agreement may be terminated, and management cannot predict when that may occur.

Under the terms of the Agreement, State Bank and RFCBC are prohibited from paying dividends to the Company without prior regulatory approval. The Agreement also prohibits the Company from paying trust preferred "dividends" and common stock dividends without prior regulatory approval.

On February 18, 2005, the Company received notice from the Federal Reserve Bank and the Ohio Department of Financial Institutions that approval was given effective as of February 17, 2005 for release of the Written Agreement entered into on July 5, 2002.

## LIQUIDITY

**Liquidity relates primarily** to the Company's ability to fund loan demand, meet deposit customers' withdrawal requirements and provide for operating expenses. Assets used to satisfy these needs consist of cash and due from banks, federal funds sold, interest earning deposits in other financial institutions, securities available-for sale and loans held for sale. These assets are commonly referred to as liquid assets. Liquid assets were $119.6 million at December 31, 2004 compared to $132.4 million at December 31, 2003. The Company views this level of liquidity as appropriate.

**The Company's residential first mortgage portfolio** of $63.8 million at December 31, 2004 and 46.7 million at December 31, 2003, which can and has been readily used to collateralize borrowings, is an additional source of liquidity. Management believes the Company's current liquidity level, without these borrowings, is sufficient to meet its liquidity needs. At December 31, 2004, all eligible mortgage loans were pledged under an FHLB blanket lien.

**The cash flow statements** for the periods presented provide an indication of the Company's sources and uses of cash as well as an indication of the ability of the Company to maintain an adequate level of liquidity. A discussion of the cash flow statements for 2004, 2003 and 2002 follows.

**The Company experienced** positive cash flows from operating activities in 2004, 2003 and 2002. Net cash from operating activities was $5.7 million, $5.6 million and $15.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

**Net cash flow from investing activities** was $1.2 million, $60.4 million and $94.1 million for the years ended December 31, 2004, 2003 and 2002, respectively. The changes in net cash from investing activities for 2004 include a reduction in loan growth. The changes in net cash from investing activities for 2003 include a reduction in loan growth and cash payments for the net liabilities from the branch sales. The changes in net cash from investing activities for 2002 include a reduction in loan growth and cash received for the net liabilities from the Oakwood acquisition. In 2004, 2003 and 2002, the Company received $23.1 million, $17.6 million and $81.9 million, respectively, from sales of securities available for sale, while proceeds from repayments, maturities and calls of securities were $62.5 million, $121.6 million and $53.9 million in 2004, 2003 and 2002, respectively.

**Net cash flow from financing activities** was $(20.4) million, $(92.8) million, and $(83.6) million for the years ended December 31, 2004, 2003 and 2002, respectively. The net cash decrease was primarily due to a reduction in total deposits of $(37.9) million, $(87.8) million and $(66.6) million for the years ended December 31, 2004, 2003 and 2002, respectively. Other significant changes in 2004, 2003 and 2002 included $17.0 million, $(8.9) million and $(6.4) million in net borrowings from the FHLB.

**Off-Balance-Sheet Borrowing Arrangements:**

Significant additional off-balance-sheet liquidity is available in the form of FHLB advances, unused federal funds lines from correspondent banks, and the national certificate of deposit market. While such additional off-balance-sheet liquidity is available, the Written Agreement between the Company, State Bank, the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions did require the Company and State Bank to obtain written approval from the Federal Reserve Bank of Cleveland and the Ohio Division of Financial Institutions prior to directly or indirectly incurring any debt with the exception of federal funds and FHLB borrowings at State Bank. On February 18, 2005, the Company received notice from the Federal Reserve Bank and the Ohio Department of Financial Institutions that approval was given effective as of February 17, 2005 for release of the Written Agreement entered into on July 5, 2002.

Approximately $55.2 million residential first mortgage loans of the Company's $63.8 million portfolio qualify to collateralize FHLB borrowings and have been pledged to meet FHLB collateralization requirements as of December 31, 2004. In addition to residential first mortgage loans, $36.7 million in investment securities are pledged to meet FHLB collateralization requirements. Based on the current collateralization requirements of the FHLB, approximately $8.5 million of additional borrowing capacity existed at December 31, 2004.

At December 31, 2004, the Company had unused federal funds lines. As of December 31, 2003, the Company had no unused federal funds lines. Federal funds borrowed were $7.5 million at December 31, 2004 and $0 at December 31, 2003.

Approximately $8.7 million performing commercial loans are pledged to the Federal Reserve Discount Window to establish additional borrowing capacity of $5.3 million. Such loans are pledged for contingency funding purposes and to date this borrowing capacity has not been used.

**TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS**

| | Payment due by period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 year** | **1 – 3 years** | **3 – 5 years** | **More than 5 years** |
| Long-Term Debt Obligations | $56,000,000 | $22,000,000 | 5,000,000 | $6,000,000 | $23,000,000 |
| Other Debt Obligations | 13,389,656 | 1,399,529 | 1,242,406 | 437,721 | 10,310,000 |
| Capital Lease Obligations | 0 | 0 | 0 | 0 | 0 |
| Operating Lease Obligations | 2,614,200 | 261,600 | 523,200 | 523,200 | 1,306,200 |
| Purchase Obligations | 0 | 0 | 0 | 0 | 0 |
| Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP | 153,996,873 | 93,389,709 | 57,686,444 | 2,717,753 | 202,967 |
| Total | $226,000,729 | $117,050,838 | $64,452,050 | $9,678,674 | $34,819,167 |

The Company's contractual obligations as of December 31, 2004 were evident in long-term debt obligations, other debt obligations, operating lease obligations and other long-tern liabilities. Long-term debt obligations are comprised of FHLB Advances of $56.0 million. Other debt obligations are comprised of Trust Preferred securities of $10.3 million and Notes Payable of $3.1 million. The operating lease obligation is a lease on the RDSI-South building of $99,600 a year and the RDSI-North building of $162,000 a year. Other long-term liabilities are comprised of time deposits of $154.0 million.

**ASSET LIABILITY MANAGEMENT**

**Asset liability management** involves developing and monitoring strategies to maintain sufficient liquidity, maximize net interest income and minimize the impact that significant fluctuations in market interest rates would have on earnings. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans, mortgage-backed securities, and securities available for sale) which are primarily funded by interest-bearing liabilities (deposits and borrowings). With the exception of specific loans which are originated and held for sale, all of the financial instruments of the Company are for other than trading purposes. All of the Company's transactions are denominated in U.S. dollars with no specific foreign exchange exposure. In addition, the

Company has limited exposure to commodity prices related to agricultural loans. The impact of changes in foreign exchange rates and commodity prices on interest rates are assumed to be insignificant. The Company's financial instruments have varying levels of sensitivity to changes in market interest rates resulting in market risk. Interest rate risk is the Company's primary market risk exposure; to a lesser extent, liquidity risk also impacts market risk exposure.

**Interest rate risk** is the exposure of a banking institution's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains interest rate risks at prudent levels is essential to the Company's safety and soundness.

**Evaluating a financial institution's exposure** to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risks at prudent levels of consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and asset quality (when appropriate).

**The Federal Reserve Board** together with the Office of the Comptroller of the Currency and the Federal Deposit Insurance Company, adopted a Joint Agency Policy Statement on interest rate risk effective June 26, 1996. The policy statement provides guidance to examiners and bankers on sound practices for managing interest rate risk, which will form the basis for ongoing evaluation of the adequacy of interest rate risk management at supervised institutions. The policy statement also outlines fundamental elements of sound management that have been identified in prior Federal Reserve guidance and discusses the importance of these elements in the context of managing interest rate risk. Specifically, the guidance emphasizes the need for active board of director and senior management oversight and a comprehensive risk management process that effectively identifies, measures, and controls interest rate risk.

**Financial institutions** derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. For example, assume that an institution's assets carry intermediate or long term fixed rates and that those assets are funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or possibly, net interest expense. Similar risks exist when assets are subject to contractual interest rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a declining rate environment.

**There are several ways** an institution can manage interest rate risk including: 1) matching repricing periods for new assets and liabilities, for example, by shortening terms of new loans or investments; 2) selling existing assets or repaying certain liabilities; and 3) hedging existing assets, liabilities, or anticipated transactions. An institution might also invest in more complex financial instruments intended to hedge or otherwise change interest rate risk. Interest rate swaps, futures contacts, options on futures contracts, and other such derivative financial instruments can be used for this purpose. Because these instruments are sensitive to interest rate changes, they require management's expertise to be effective. The Company has not purchased derivative financial instruments in the past and does not presently intend to purchase such instruments.

**Quantitative Market Risk Disclosure.** The following table provides information about the Company's financial instruments used for purposes other than trading that are sensitive to changes in interest rates as of December 31, 2004. It does not present when these items may actually reprice. For loans receivable, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the historical impact of interest rate fluctuations on the prepayment of loans and mortgage backed securities. For core deposits (demand deposits, interest-bearing checking, savings, and money market deposits) that have no contractual maturity, the table presents principal cash flows and, applicable related weighted-average interest rates based upon the Company's historical experience, management's judgment and statistical analysis, as applicable, concerning their most likely withdrawal behaviors. The current historical interest rates for core deposits have been assumed to apply for future periods in this table as the actual interest rates that will need to be paid to maintain these deposits are not currently known. Weighted average variable rates are based upon contractual rates existing at the reporting date.

**Principal/Notional Amount Maturing or Assumed to be Withdrawn In:**
**(Dollars in thousands)**

| | 2005 | 2006 | 2007 | 2008 | 2009 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Rate-sensitive assets | | | | | | | |
| Variable rate loans | $33,537 | $10,183 | $6,105 | $4,859 | $2,409 | $6,846 | $63,938 |
| Average interest rate | 6.01% | 5.70% | 5.76% | 5.81% | 5.86% | 6.00% | 5.91% |
| Adjustable rate loans | $31,377 | $23,059 | $15,897 | $10,539 | $8,293 | $18,114 | $107,279 |
| Average interest rate | 5.93% | 5.95% | 5.83% | 5.82% | 5.81% | 5.72% | 5.86% |
| Fixed rate loans | $37,810 | $16,655 | $11,689 | $6,475 | $4,445 | $16,573 | $93,647 |
| Average interest rate | 4.40% | 5.62% | 5.00% | 5.40% | 4.97% | 3.98% | 4.71% |
| Total loans | $102,724 | $49,897 | $33,691 | $21,873 | $15,147 | $41,533 | $264,864 |
| Average interest rate | 5.39% | 5.79% | 5.53% | 5.69% | 5.57% | 5.07% | 5.47% |
| Fixed rate investment securities | $27,897 | $4,415 | $14,190 | $8,219 | $1,570 | $35,221 | $91,512 |
| Average interest rate | 4.08% | 4.31% | 4.98% | 3.44% | 4.06% | 4.51% | 4.34% |
| Variable rate investment securities | $645 | $666 | $687 | $709 | $731 | $16,563 | $20,001 |
| Average interest rate | 3.10% | 3.10% | 3.11% | 3.11% | 3.12% | 3.24% | 3.22% |
| Federal Funds Sold & Other | $0 | $0 | $150 | $0 | $0 | $0 | $150 |
| Average interest rate | 1.01% | 0.00% | 2.64% | 0.00% | 0.00% | 0.00% | 2.64% |
| Total rate sensitive assets | $131,266 | $54,978 | $48,718 | $30,801 | $17,448 | $93,317 | $376,527 |
| Average interest rate | 5.10% | 5.64% | 5.33% | 5.03% | 5.33% | 4.53% | 5.07% |
| **Rate sensitive liabilities:** | | | | | | | |
| Demand - non interest-bearing | $7,429 | $7,429 | $7,429 | $7,429 | $8,116 | $0 | $37,832 |
| Demand - interest bearing | $7,728 | $7,728 | $7,728 | $7,728 | $7,651 | $0 | $38,563 |
| Average interest rate | 0.75% | 0.75% | 0.75% | 0.75% | 0.75% | 0.00% | 0.75% |
| Money market accounts | $7,396 | $7,396 | $7,396 | $7,396 | $7,322 | $0 | $36,906 |
| Average interest rate | 0.55% | 0.55% | 0.55% | 0.55% | 0.55% | 0.00% | 0.55% |
| Savings | $2,504 | $2,406 | $2,406 | $2,406 | $2,605 | $0 | $12,327 |
| Average interest rate | 0.15% | 0.15% | 0.15% | 0.15% | 0.15% | 0.00% | 0.15% |
| Certificates of deposit | $93,170 | $36,852 | $21,106 | $1,885 | $835 | $149 | $153,997 |
| Average interest rate | 2.33% | 2.87% | 2.94% | 3.03% | 2.92% | 1.36% | 2.55% |
| Fixed rate FHLB advances | $4,000 | $5,000 | $0 | $5,000 | $1,000 | $23,000 | $38,000 |
| Average interest rate | 2.44% | 2.84% | 0.00% | 5.53% | 4.52% | 4.31% | 4.08% |
| Variable rate FHLB advances | $18,000 | $0 | $0 | $0 | $0 | $0 | $18,000 |
| Average interest rate | 2.42% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 2.42% |
| Fixed rate Notes Payable | $0 | $0 | $0 | $0 | $1,080 | $10,310 | $11,390 |
| Average interest rate | 0.00% | 0.00% | 0.00% | 0.00% | 6.50% | 10.60% | 10.21% |
| Variable rate Notes Payable | $1,200 | $800 | $0 | $0 | $0 | $0 | $2,000 |
| Average interest rate | 6.25% | 6.25% | 0.00% | 0.00% | 0.00% | 0.00% | 6.25% |
| Fed Funds Purchased & Repos | $11,559 | $0 | $0 | $0 | $0 | $0 | $11,559 |
| Average interest rate | 1.56% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 1.56% |
| Total rate sensitive liabilities | $152,986 | $67,611 | $46,065 | $31,844 | $28,609 | $33,459 | $360,574 |
| Average interest rate | 2.00% | 2.00% | 1.57% | 1.37% | 0.84% | 6.23% | 2.19% |

**Principal/Notional Amount Maturing or Assumed to be Withdrawn In:**
**(Dollars in Thousands)**

| Comparison of 2004 to 2003: Total rate-sensitive assets: | First Year | Years 2 – 5 | Thereafter | Total |
|---|---|---|---|---|
| At December 31, 2004 | $ 131,266 | $ 151,944 | $ 93,317 | $ 376,527 |
| At December 31, 2003 | 152,522 | 160,505 | 92,230 | 405,257 |
| Increase (decrease) | $ (21,256) | $ (8,561) | $ 1,087 | $ (28,730) |
| Total rate-sensitive liabilities: | | | | |
| At December 31, 2004 | $ 152,986 | $ 174,129 | $ 33,459 | $ 360,574 |
| At December 31, 2003 | 168,024 | 177,733 | 34,970 | 380,727 |
| Increase (decrease) | $ (15,038) | $ (3,604) | $ (1,511) | $ (20,153) |

**The above table** reflects expected maturities, not expected repricing. The contractual maturities adjusted for anticipated prepayments and anticipated renewals at current interest rates, as shown in the preceding table, are only part of the Company's interest rate risk profile. Other important factors include the ratio of rate-sensitive assets to rate sensitive liabilities (which takes into consideration loan repricing frequency but not when deposits may be repriced) and the general level and direction of market interest rates. For core deposits, the repricing frequency is assumed to be longer than when such deposits actually reprice. For some rate sensitive liabilities, their repricing frequency is the same as their contractual maturity. For variable rate loans receivable, repricing frequency can be daily or monthly. For adjustable rate loans receivable, repricing can be as frequent as annually for loans whose contractual maturities range from one to thirty years. While increasingly aggressive local market competition in lending rates has pushed loan rates lower; the Company's increased reliance on non-core funding sources had restricted the Company's ability to reduce funding rates in concert with declines in lending rates during 2002 and 2003. In 2004, maturities of non-core funding sources positively impacted net interest income and the net interest margin. Therefore, tax equivalent net interest income as a percentage of average interest earning assets declined from 3.17% in 2002 to 2.72% in 2003 but increased to 3.19% in 2004.

**The Company manages** its interest rate risk by the employment of strategies to assure that desired levels of both interest-earning assets and interest-bearing liabilities mature or reprice with similar time frames. Such strategies include; 1) loans receivable which are renewed (and repriced) annually, 2) variable rate loans, 3) certificates of deposit with terms from one month to six years, 4) securities available for sale which mature at various times primarily from one through ten years, 5) federal funds borrowings with terms of one day to 90 days, and 6) Federal Home Loan Bank borrowings with terms of one day to ten years.

## Impact of Inflation and Changing Prices

**The majority of assets and liabilities** of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation.

**Management believes** the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain an essentially balanced position between interest sensitive assets and liabilities and actively manages the amount of securities available for sale in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

**Forward-Looking Statements**

**When used in this filing** and in future filings by the Company with the SEC, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phases, "anticipate," "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "project," or similar expressions are intended to identify, "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

**The Company wishes to caution** readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investing activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially form those anticipated or projected.

**The Company does not undertake,** and specifically disclaims any obligation, to update any forward looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

This Page Left Blank Intentionally.

# CORPORATE INFORMATION

**STOCK LISTING**
Rurban Financial Corp.'s common stock is traded on the NASDAQ National Market under the ticker symbol RBNF.

**STOCK TRANSFER AGENT**
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948

**CORPORATE ADDRESS**
Rurban Financial Corp.
401 Clinton Street
Defiance, OH 43512
www.rurbanfinancial.net

**MARKET MAKERS**
Friedman, Billings, Ramsey and Co., Inc.
Hill, Thompson, Magid, and Co.
Keefe, Bruyette and Woods, Inc.
Knight Equity Markets, L.P.
Merrill Lynch, Pierce, Fenner
Robert W. Baird and Co., Inc.
Susquehanna Capital Group
Sweney Cartwright and Co.
Trident Securities Inc.
USB Capital Markets L.P.

**INVESTOR RELATIONS**
Ms. Valda Colbart
P.O. Box 467
Defiance, OH 43512
(419) 784-2759 or (800) 273-5820
rfcinv@rurban.net

**FORM 10-K**
The Annual Report on Form 10-K, as required to be filed with the Securities and Exchange Commission, will be made available to interested shareholders via www.nasdaq.com and www.rurbanfinancial.net.

**SUBSIDIARIES**
The State Bank and Trust Company
Reliance Financial Services, N.A.
RDSI (Rurbanc Data Services, Inc.)
RFCBC, Inc.

**OWNERSHIP OPPORTUNITIES**
Dividend Reinvestment Plan (DRIP): This powerful investment technique allows you to reinvest your dividends automatically – FREE. Receive free custodial services, quarterly statements, 1099, dividend reinvestment and more. Contact Ms. Valda Colbart at rfcinv@rurban.net or (419) 784-2759 or (800) 368-5948 for additional information.

**SHAREHOLDER DIRECT STOCK PURCHASE PROGRAM**
DRIP participants or stockholders utilizing Registrar and Transfer custodial services may purchase stock in their account at any time free of charge. Simply complete a request card and stock will be purchased for you.

For more information, call (800) 368-5948 or (419) 784-2759.

**RBNF E-MAIL ALERT SERVICE**
You can receive our news releases by e-mail. This service is available free of charge through our website. Simply go to www.rurbanfinancial.net and click on "Investor Relations," then "Email Notification."

**CORPORATE GOVERNANCE**
The Rurban Financial Corp. Code of Conduct and Ethics, as required by the Sarbanes-Oxley Act, is available via www.rurbanfinancial.net or by requesting a copy from Investor Relations.

Certain statements within this document, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties and actual results may differ materially from those predicted by the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties inherent in the national and regional banking, insurance and mortgage industries, competitive factors specific to markets in which Rurban and its subsidiaries operate, future interest rate levels, legislative and regulatory actions, capital market conditions, general economic conditions, geopolitical events, the loss of key personnel and other factors.

Forward-looking statements speak only as of the date on which they are made, and Rurban undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made. All subsequent written and oral forward-looking statements attributable to Rurban or any person acting on our behalf are qualified by these cautionary statements.

RURBAN FINANCIAL CORP.

401 Clinton Street, P.O. Box 467

Defiance, Ohio 43512

www.rurbanfinancial.net